PURCHASE AGREEMENT
by and between
Rockwell Holdco, Inc.,
as Purchaser,
and
Andrews County Holdings, Inc.,
as Seller
Dated as of November 18, 2015

TABLE OF CONTENTS

PURCHASE AGREEMENT
This PURCHASE AGREEMENT is made as of November 18, 2015 (this "Agreement"), by and between Rockwell Holdco, Inc., a Delaware corporation ("Purchaser"), and Andrews County Holdings, Inc., a Delaware corporation  ("Seller").  Purchaser and Seller is each referred to herein as a "Party" or, collectively, as the "Parties".  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Section 1.01.
WITNESSETH:
WHEREAS, Seller owns one hundred percent (100%) of the Equity Securities (the "Subject Securities") of Waste Control Specialists LLC, a Delaware limited liability company (the "Company");
WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Subject Securities, upon the terms and subject to the conditions hereinafter set forth;
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller to enter this Agreement, Purchaser Guarantor is delivering to Seller the Purchaser Guarantee;
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller to enter this Agreement, Purchaser Guarantor and certain of its affiliated funds are delivering to Purchaser and Seller the Equity Commitment Letter;
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Purchaser to enter this Agreement, Seller Guarantor is delivering to Purchaser the Seller Guarantee;
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller to enter this Agreement, Purchaser and Seller have executed the Venue Agreement;
WHEREAS, concurrently with the execution of this Agreement, as a material inducement to the Parties to enter this Agreement, Seller Guarantor and an Affiliate of Purchaser Guarantor have executed the Non-Competition, Non-Solicitation and Non-Disparagement Agreement; and
WHEREAS, at Closing, Seller, Purchaser and the stockholders of Purchaser will execute and deliver the Amended Stockholders Agreement with respect to the issuance of Series A Preferred Stock as contemplated herein.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1
 DEFINITIONS
Section 1.01                                        Definitions.  As used in this Agreement, the following defined terms have the meanings indicated below:
"Action" means any action, suit, proceeding (whether in law or in equity), arbitration, claim, charge, hearing, or investigation (whether civil, criminal, administrative, investigative, formal or informal) by or before any Governmental Authority or before an arbitrator or arbitral body.
"Affiliate" means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, "control" of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or ownership interests, by Contract or otherwise, and specifically with respect to a corporation, partnership or limited liability company, means direct or indirect ownership of more than fifty percent (50%) of the voting securities in such corporation or of the voting interest in such partnership or limited liability company.
"Affiliate Transactions" has the meaning given to the term in Section 4.20.
"Aggregate Consideration" has the meaning given to the term in Section 2.02.
"Agreement" has the meaning given to that term in the preamble to this Agreement.
"Agreement State" shall have the meaning set forth in 30 TAC § 336.2(5).
"Allocation" has the meaning given to the term in Section 2.04.
"Alternative Transaction" has the meaning given to that term in Section 6.05.
"Amended Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of Purchaser to be filed with the Secretary of State of the State of Delaware at the Closing in the form attached hereto as Exhibit A.
"Amended Stockholders Agreement" means the Amended and Restated Stockholders Agreement of Purchaser in the form attached hereto as Exhibit B.
"Ancillary Agreements" means the Amended Certificate of Incorporation, the Transition Services Agreement, the Venue Agreement, the Non-Competition, Non-Solicitation and Non-Disparagement Agreement, the Purchaser Guarantee, the Seller Guarantee and the Amended Stockholders Agreement, together with any other agreements or documents to be executed by the Parties pursuant to this Agreement.
"Andrews County" means a local governmental authority located in the State of Texas.

"Andrews County Lease Obligations" means, collectively, that certain Lease Agreement, dated as of December 8, 2010, between Andrews County, Texas and the Company (the "Andrews County Lease"), as well as the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement, as defined and referred to therein.
"Andrews County Lease Termination Steps" has the meaning given to that term in Section 6.03(b)(i).
"Andrews County Support Obligations" has the meaning given to that term in Section 4.03(c).
"Anti-Bribery Laws" means the Anti-Kickback Act of 1986, applicable legislation implementing the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and all other applicable anti-corruption or bribery laws, rules and regulations of any Governmental Authority in any jurisdiction in which the Company conducts or has conducted its business.
"Antitrust Laws" has the meaning given to that term in Section 6.03(b)(iv).
"Applicable Laws" means all applicable laws, statutes, rules, regulations, treaties, ordinances and other pronouncements having the effect of the law of the United States, any foreign country or any tribal, state, county, city or other political subdivision thereof or of any Governmental Authority.
"Atomic Energy Act" means the Atomic Energy Act of 1954, as amended, 42 U.S.C. § 2011 et seq.
"Balance Sheet" has the meaning given to that term in Section 4.03(a).
"Balance Sheet Date" means September 30, 2015.
"Base Cash Purchase Price" has the meaning given to that term in Section 2.02.
"Benefit Agreement" means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other material Contract that is in effect between the Company, on the one hand, and any Participant, on the other hand.
"Benefit Plan" means any welfare plan (as defined in Section 3(1) of ERISA), pension plan (as defined in Section 3(2) of ERISA) or bonus, incentive, deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other compensation or benefit plan, program, policy or arrangement, in each case, that is sponsored, maintained, contributed to or required to be maintained or contributed to by the Company for the benefit of any Participant.
"Burdensome Condition" has the meaning given to that term in Section 6.03(b)(iv).

"Business Day" means any day other than any Saturday, Sunday or day on which banks located in New York, New York are authorized or obligated to close.
"Byproduct Material" shall have the meaning set forth in 30 TAC § 336.2(16).
"Cap" has the meaning given to that term in Section 9.02(c).
"Claim" means any demand, claim or Action.
"Claim Notice" has the meaning given to that term in Section 9.04(a).
"Clean Team Agreement" means collectively (i) that certain letter agreement, dated as of November 2, 2015, among the Company, EnergySolutions and the other signatories thereto, and (ii) that certain letter agreement dated as of November 6, 2015, among the Company, EnergySolutions and the other signatories thereto, in each case, amending the Confidentiality Agreement with respect to Highly Confidential Material (as defined therein).
"Closing" means the closing of the transactions contemplated by Section 2.01 and Section 2.03.
"Closing Date" means (a) the second (2nd) Business Day following the date on which all of the conditions set forth in ARTICLE 7 and ARTICLE 8 (other than those that by their nature are intended to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing) are satisfied or waived by Purchaser or Seller, as applicable, or (b) such other date as Purchaser and Seller may mutually agree upon in writing.
"Closing Date Support Obligations" has the meaning given to that term in Section 6.07(a).
"Code" means the Internal Revenue Code of 1986, as amended.
"Company" has the meaning given to that term in the recitals to this Agreement.
"Company Employee" has the meaning given to that term in Section 6.04(a).
"Company IP" means the Intellectual Property owned by the Company that is material to the operation of the business of the Company as it is currently conducted.
"Company Material Adverse Effect" means any change, development, circumstance or effect that, individually or in the aggregate, (i) makes impossible or otherwise has a material adverse effect on, or would be reasonably expected to make impossible or otherwise have a material adverse effect on, the consummation of the transactions contemplated by this Agreement by Seller or the Company or (ii) has had or would reasonably be expected to have a material adverse effect on the assets, condition (financial or otherwise) or results of operations of the Company, taken as a whole, but, solely in the case of clause (ii), shall exclude any adverse effect resulting or arising from or attributable to (A) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates, exchange rates or commodity prices, (B) changes in Applicable Laws or general legal, regulatory or political conditions, including proposed or adopted legislation or any other proposal, reinterpretation or enactment by any Governmental Authority, in each case, on or after the date of this Agreement, (C) changes in general conditions in the industries or markets in which the Company operates, (D) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring on or after the date of this Agreement, (E) changes in accounting requirements or principles (including GAAP) or the interpretation thereof on or after the date of this Agreement, (F) the execution or announcement of this Agreement, (G) any failure to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Company for any period (provided that clause (G) shall not prevent a determination that any change, development, circumstance or effect underlying such failure to meet such internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for the Company has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)) or (H) any action taken by Seller or any of its Affiliates at the written request or with the written consent of Purchaser or any of its Affiliates, in each case under clauses (A), (B), (C) and (D), to the extent the Company is not disproportionately adversely affected thereby as compared with other participants in the industries in which the Company operates.
"Confidentiality Agreement" means that certain mutual confidentiality agreement, dated as of July 15, 2013, by and between the Company and EnergySolutions.
"Continuing Employee" means a Company Employee who accepts an offer of employment with Purchaser or otherwise remains employed by the Company after the Closing.
"Continuing Support Obligation" has the meaning given to that term in Section 6.07(c).
"Contract" means any contract, agreement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other legally binding arrangement, whether written or oral, excluding Permits and Radiological Licenses.
"Credit Rating" means, with respect to any Person, each rating given to such Person's long-term unsecured debt obligations (not supported by third party credit enhancements) by S&P or Moody's, as applicable, and any successors thereto, or if such rating is not available, such Person's corporate or issuer rating.
"Debt Obligations" means, without duplication, (a) all indebtedness for borrowed money, including all indebtedness evidenced by a note, bond, debenture or similar instrument, and (b) that portion of obligations with respect to capital leases that is appropriately classified as a liability on a balance sheet in conformity with GAAP, applied on a consistent basis by the Company; provided, however that Debt Obligations shall specifically exclude any surety bonds, letters of credit or other Support Obligations and any fees, make-whole obligations, prepayment defeasance or redemption premiums or penalties or other similar obligations with respect to any of the foregoing Debt Obligations described in (a) or (b).

"Deductible" has the meaning given to that term in Section 9.02(b)(i).
"Disclosure Schedules" means (a) with respect to Seller, the lists, descriptions, exceptions and other information and materials prepared by Seller and attached to this Agreement (the "Seller Disclosure Schedules") and (b) with respect to Purchaser, the lists, descriptions, exceptions and other information and materials prepared by Purchaser and attached to this Agreement (the "Purchaser Disclosure Schedules").
"Easement Real Property" has the meaning given to that term in Section 4.08(c).
"Energy Reorganization Act" means the Energy Reorganization Act of 1974, as amended.
"EnergySolutions" has the meaning given to that term in Section 5.08(a).
"Environmental Laws" means any and all Applicable Laws, Orders, codes or other legally enforceable requirements (including common law) of any Governmental Authority, regulating, relating to or imposing Liability or legally enforceable standards of conduct concerning pollution or protection of the environment, natural resources or human health (including employee health and safety), or the handling, treatment, storage and disposal of Hazardous Materials.
"Environmental Liability" means any Liability (including any Liability for personal injury, property or natural resource damages, costs of environmental remediation, fines, attorneys' fees, or penalties) arising under any Environmental Laws or any Contract pursuant to which any Liability is assumed or imposed with respect to any environmental, health or safety matters, including the handling, treatment, storage and disposal of Hazardous Materials.
"Equity Commitment Letter" means that certain equity commitment letter issued by Purchaser Guarantor and certain of its affiliated funds to Purchaser and Seller, dated as of the date hereof.
"Equity Securities" means any capital stock, common shares, partnership or membership interests or units (whether general or limited), and any other similar equity interest or equity participation.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"ES Clean Team" has the meaning given to that term in the Clean Team Agreement.
"Escrow Bank" has the meaning given to that term in Section 6.07(g).
"Escrow Funds" has the meaning given to that term in Section 6.07(g).
"Financial Statements" has the meaning given to that term in Section 4.03(a).

"GAAP" means generally accepted accounting principles in the United States, consistently applied throughout the specified periods as in effect at the date to which the applicable financial statements relate.
"Government Contract" means any Contract entered into between the Company and a Governmental Authority, for the provision of services by the Company, that is currently active or subject to an open audit period, including any task orders or delivery orders issued under such Contract.  The term "Government Contract" also includes any subcontract (at any tier) of the Company with (i) another entity under a prime Contract held by the Company and (ii) another Person that holds either a prime Contract with a Governmental Authority or a subcontract (at any tier) under such a prime Contract.
"Governmental Authority" means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the United States or any American Indian tribe or foreign country, any state or local body of the United States or any foreign country or any state, province, county, city or other political subdivision thereof, or any tribunal, court or arbitrator(s) of competent jurisdiction; provided that the term "Governmental Authority" does not include federal corporations.
"Hazardous Materials" means any chemical, material, substance or waste that is regulated under or defined as hazardous or toxic under any Environmental Law or with respect to which Liability or standards of conduct are imposed under any Environmental Law, including petroleum or petroleum products or byproducts, radioactive and nuclear materials, asbestos in any form, urea formaldehyde and polychlorinated biphenyls.
"Historical Auditor" means PricewaterhouseCoopers LLP.
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.
"Indemnifiable Losses" means any and all claims, injuries, lawsuits, Liabilities, losses, damages, judgments, fines, penalties, costs and expenses, including the reasonable fees and disbursements of counsel (including fees of attorneys and paralegals, whether at the pre-trial, trial, or appellate level, or in arbitration) and all amounts reasonably paid in investigation, defense, or settlement of any of the foregoing.
"Indemnified Entity" has the meaning given to that term in Section 9.04(a).
"Indemnified Purchaser Entities" has the meaning given to that term in Section 9.02(a).
"Indemnified Seller Entities" has the meaning given to that term in Section 9.03(a).
"Indemnifying Entity" has the meaning given to that term in Section 9.04(a).
"Insurance Policies" has the meaning given to that term in Section 4.17.

"Intellectual Property" means domestic and foreign intellectual property and proprietary rights, including: (i) patents, patent applications and patent disclosures, (ii) trademarks, service marks, trade dress, logos, brand names, trade names, domain names, corporate names, business names, fictitious business names and other indicia of origin, and all applications, registrations and renewals in connection therewith, (iii) copyrights, and applications, registrations and renewals in connection therewith, (iv) mask works and registrations and applications therefor, (v) industrial and other protected designs, and any registrations and applications therefor and (vi) Trade Secrets.
            "Intercompany Revolving Credit Facility" means the Second Amended and Restated Unsecured Revolving Note dated December 31, 2014, in the original principal amount of twenty million dollars ($20,000,000), payable to the order of Seller by the Company, as such Intercompany Revolving Credit Facility may be amended and restated subsequent to the date of this Agreement.
"Interim Period" has the meaning given to that term in Section 6.01.
            "Investment Grade" means a Credit Rating of at least "BBB-" from S&P and at least "Baa3" from Moody's.
            "Knowledge of Purchaser" means a fact, event or circumstance that is actually known by David Lockwood, Ken Robuck, John Christian, Greg Wood or Alan Parker (after reasonable inquiry).
            "Knowledge of Seller" means a fact, event or circumstance that is actually known by Steven Watson, Bobby O'Brien, Robert Graham, Rod Baltzer or Elicia Sanchez (after reasonable inquiry).
"Leased Real Property" has the meaning given to that term in Section 4.08(b).
            "Letter of Credit" means an irrevocable, standby letter of credit issued by a U.S. commercial bank or the U.S. branch of a foreign bank with ratings of at least "A-" by S&P and at least "A3" by Moody's, and having total assets of at least $10,000,000,000 (the "Minimum Issuer Requirements") which shall (a) include customary terms and conditions (including terms and conditions substantially similar to or more favorable than those in the Support Obligation which is being replaced or backstopped by such letter of credit), (b) contain customary rights permitting the beneficiary of such letter of credit to draw upon such letter of credit upon any event or omission that would have allowed the Support Obligation being replaced by such letter of credit to be drawn or called upon, including upon certification of any breach of the underlying Contract if applicable, and (c) contain the right for the beneficiary thereof to draw on such letter of credit if such letter of credit has not been renewed or replaced at least thirty (30) days prior to the expiration thereof (or such lesser period as may be specified in the underlying Contract to which such letter of credit relates) or if it is not timely replaced in accordance with the requirements of Section 6.07(c)(iv).

"Liabilities" means all liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due), including without limitation Environmental Liabilities.
"Liens" means any mortgage, pledge, lien, security interest, charge, claim, equitable interest, encumbrance, conditional sale or other title retention device or arrangement.
"Low Level Waste" shall have the meaning set forth for "low-level radioactive waste" in 30 TAC § 336.2(78).
"Maintained Policies" has the meaning given to that term in Section 6.12(a).
"Material Contract" has the meaning given to that term in Section 4.11(a).
"Material Environmental Permits" has the meaning given to that term in Section 4.16.
"Material Permits" has the meaning given to that term in Section 4.15.
            "Minimum Issuer Requirements" has the meaning given to that term in the definition of "Letter of Credit".
            "Moody's" means Moody's Investors Services, Inc.
"Non-Company Affiliate" means any Affiliate of Seller, except for the Company.
"Non-Competition, Non-Solicitation and Non-Disparagement Agreement" means that certain Non-Competition, Non-Solicitation and Non-Disparagement Agreement, dated as of the date hereof, by and between Seller Guarantor and an Affiliate of Purchaser Guarantor.
"NRC" means the United States Nuclear Regulatory Commission and any successor agency thereto.
"Nuclear Fuel" means any fuel assemblies or parts thereof, any of which are required for the generation of electricity at a nuclear power electric generating station when it was an operating nuclear power generating station.
"Nuclear Laws" means all Applicable Laws, implementing regulations, and amendments, other than Environmental Laws, governing: Nuclear Materials; the management, handling of, transportation and storage of Nuclear Materials, wastes, and fuels; the regulation of Nuclear Fuel; the enrichment of uranium; the disposal of Spent Nuclear Materials, wastes, and fuels; and the antitrust laws and the Federal Trade Commission Act, as applicable to specified activities.  Nuclear Laws include, but are not limited to, the Atomic Energy Act; the Price-Anderson Act; the Energy Reorganization Act; Convention on the Physical Protection of Nuclear Material Implementation Act of 1982 (Public Law 97-351; 96 Stat. 1663); Nuclear Waste Policy Act; Energy Policy Act of 2005 (Public Law 109-58; 119 Stat. 594); Radiation Exposure Compensation Act (Public Law 101-426); Nuclear Nonproliferation Act of 1978 (Public Law 95-242; 92 Stat. 120); Uranium Mill Tailings Radiation Control Act (Public Law 95-604; 92 Stat. 3021); the Foreign Assistance Act of 1961 (22 U.S.C. Section 2151 et seq.); the Low-Level Radioactive Waste Policy Act (Public Law 96-573; 94 Stat. 3347); the Low-Level Radioactive Waste Policy Amendments Act of 1985 (42 U.S.C. Section 2021d; 102 Stat. 471); the Energy Policy Act of 1992 (42 U.S.C. Section 13201 et seq.); the Texas Radiation Control Act (Tex. Health and Safety Code §§ 401.0005 et seq.); and any Applicable Laws, other than Environmental Laws, analogous, or of similar effect, to the foregoing.

"Nuclear Materials" means Source Material, Byproduct Material, Special Nuclear Material, Low Level Waste, and Spent Nuclear Fuel.
"Nuclear Waste Policy Act" means the Nuclear Waste Policy Act of 1982 (Public Law 97-425; 96 Stat. 2201; 42 U.S.C. Section 10101 et seq.), as amended.
"Order" means any writ, judgment, decree, injunction or similar order of any Governmental Authority (in each such case whether preliminary or final).
"Organizational Documents" means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal personality of such Person.
"Other Support Obligations" has the meaning given to that term in Section 4.03(c).
"Owned Real Property" has the meaning given to that term in Section 4.08(a).
"Participant" means any current or former employee of the Company.
"Party" and "Parties" have the meanings given to those terms in the preamble to this Agreement.
"Permit Support Obligations" has the meaning given to that term in Section 4.03(c).
"Permits" means any license, permit, registration, franchise, approval, authorization, certification, qualification, consent or order of any Governmental Authority under any Applicable Law.
"Permitted Lien" means (a) any Lien for Taxes that are not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and for which an appropriate reserve has been made in the Balance Sheet, (b) any Lien reflected in the Balance Sheet, (c) any purchase money Lien arising in the ordinary course of business, (d) imperfections of title, Liens, claims, easements, access agreements, rights of way, covenants, conditions, restrictions, title and survey defects and other charges and encumbrances the existence of which would not reasonably be expected to be material to the Company, to the extent that the same do not in the aggregate materially interfere with the present use by the Company of, the applicable Real Property encumbered thereby, (e) all matters disclosed by those certain title policies and ALTA surveys described on Schedule 1.01(b)(i) or disclosed on Schedule 1.01(b)(ii), to the extent that the same do not in the aggregate materially interfere with the present use of the applicable Real Property encumbered thereby, (f) zoning, planning, and other similar limitations and restrictions, and all rights of any Governmental Authority to regulate any Real Property, to the extent that the same do not in the aggregate materially interfere with the present use of the applicable Real Property encumbered thereby, (g) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security Applicable Laws, (h) any Lien that is released on or prior to Closing, (i) statutory or common law Liens incurred in the ordinary course of business in favor of carriers, warehousemen, mechanics and materialmen for amounts that are not (in the aggregate) material to the Company, in each case, to the extent such Liens are not yet due or delinquent or are being contested in good faith by appropriate proceedings, and for which an appropriate reserve has been made in the Balance Sheet, (j) conditions in any Permit granted to the Company by any Governmental Authority, and (k) the Liens created in or by the Andrews County Lease Obligations or the Andrews County Lease, which shall be released at the Closing.
"Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, Governmental Authority or other entity.
"Possession of Seller" means in the actual and current possession of Seller, Seller Guarantor or the Company.
"Pre-Closing Straddle Period" has the meaning set forth in Section 11.05.
"Pre-Closing Tax Period" means any Tax period ending on or prior to the Closing Date.
"Properties" means, as to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated) operated, owned or leased by such Person.
"Purchaser" has the meaning given to that term in the preamble to this Agreement.
"Purchaser Failure to Close" has the meaning given to that term in Section 12.03(a).
"Purchaser Financial Statements" has the meaning given to that term in Section 5.09(a).
"Purchaser Group" means (a) Purchaser and the Purchaser Guarantor; (b) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of any Person named in clauses (a) and (b); and (c) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing Persons in clauses (a) and (b).

"Purchaser Guarantee" means that certain limited guarantee of Purchaser Guarantor, dated as of the date hereof.
"Purchaser Guarantor" means Energy Capital Partners II-A, LP.
"Purchaser Material Adverse Effect" means any change, development, circumstance or effect that, individually or in the aggregate, (i) makes impossible or otherwise has a material adverse effect on, or would be reasonably expected to make impossible or otherwise have a material adverse effect on, the consummation of the transactions contemplated by this Agreement by Purchaser or (ii) has had or would reasonably be expected to have a material adverse effect on the assets, condition (financial or otherwise) or results of operations of the Purchaser and its subsidiaries, taken as a whole, but, solely in the case of clause (ii), shall exclude any adverse effect resulting or arising from or attributable to (A) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates, exchange rates or commodity prices, (B) changes in Applicable Laws or general legal, regulatory or political conditions, including proposed or adopted legislation or any other proposal, reinterpretation or enactment by any Governmental Authority, in each case, on or after the date of this Agreement, (C) changes in general conditions in the industries or markets in which Purchaser operates, (D) changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring on or after the date of this Agreement, (E) changes in accounting requirements or principles (including GAAP) or the interpretation thereof on or after the date of this Agreement, (F) the execution or announcement of this Agreement, (G) any failure to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for Purchaser for any period (provided that clause (G) shall not prevent a determination that any change, development, circumstance or effect underlying such failure to meet such internal or external projections, forecasts or estimates of revenues, earnings or other financial performance of or for Purchaser has resulted in a Purchaser Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Purchaser Material Adverse Effect)) or (H) any action taken by Purchaser or any of its Affiliates at the written request or with the written consent of Seller or any of its Affiliates, in each case under clauses (A), (B), (C) and (D), to the extent Purchaser and its subsidiaries, taken as a whole, are not disproportionately adversely affected thereby as compared with other participants in the industries in which Purchaser and its subsidiaries operate.
"Purchaser Welfare Benefit Plans" has the meaning given to that term in Section 6.04(c).
"Purchaser's Approvals" means the approvals and third party consents disclosed on Schedule 5.03.
"Radiological Licenses" means all Permits issued by the NRC or Agreement States that are governed by Nuclear Laws.
"Real Property" has the meaning given to that term in Section 4.08(c).
"Real Property Easements" has the meaning given to that term in Section 4.08(c).

"Real Property Leases" has the meaning given to that term in Section 4.08(b).
"Registered Company IP" has the meaning given to that term in Section 4.10(a).
"Release" means any actual or threatened release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching of any Hazardous Material into the environment (including the disposal or abandonment of barrels, containers, tanks or other receptacles containing or previously containing any Hazardous Material).
"Representatives" means, as to any Person, its officers, directors, employees, partners, members, stockholders, counsel, accountants, financial advisers, engineers and consultants.
"Restricted Business" has the meaning given to that term in Section 10.02.
"S&P" means Standard & Poor's Ratings Group (a division of McGraw Hill, Inc.).
"Seller" has the meaning given to that term in the preamble to this Agreement.
"Seller Guarantee" means that certain limited guarantee of Seller Guarantor, dated as of the date hereof.
"Seller Guarantor" means Valhi, Inc.
"Seller Specified Representations" has the meaning given to that term in Section 7.01(a).
"Series A Preferred Stock" has the meaning given to that term in Section 2.02.
"Series A Share Value" means twenty million dollars ($20,000,000.00).
"Series A Shares" has the meaning given to that term in Section 2.02.
"Source Material" shall have the meaning set forth in 30 TAC § 336.2(128).
"Special Nuclear Material" shall have the meaning set forth in 30 TAC § 336.2(130).
"Spent Nuclear Fuel" shall have the meaning set forth in 10 CFR § 2.1105(b).
"Straddle Period" has the meaning given to that term in Section 11.05.
"Subject Securities" has the meaning given to that term in the recitals to this Agreement.
"subsidiary" means, with respect to any Person, any other Person of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the outstanding Equity Securities or securities carrying the voting power in the election of the board of directors or other governing body of such Person.
"Support Obligation Release" has the meaning given to that term in Section 6.07(a).

"Support Obligations" has the meaning given to that term in Section 4.03(c).
"Tangible Personal Property" means any tangible personal property, whether owned or leased.
"Tax" or "Taxes" means any foreign, United States federal, state or local net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, personal property (tangible and intangible), real property (including general and special assessments), fee-in-lieu of tax, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, deed recording fee, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty or addition thereto.
"Tax Proceeding" has the meaning set forth in Section 11.02.
"Tax Returns" means any return, report or similar statement required to be filed with respect to any Taxes, including any information return, claim for refund, amended return and declaration of estimated Tax.
"Taxing Authority" means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.
"Termination Date" has the meaning given to that term in Section 12.01(b)(i).
"Termination Fee" has the meaning given to that term in Section 12.03(a).
"Third Party" has the meaning given to that term in Section 9.04(a).
"Trade Secrets" means trade secrets, and any other intellectual property rights in confidential business information, inventions, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, software, designs, drawings, specifications, research records, records of inventions, test information, customer and supplier lists, pricing and cost information and business and marketing plans and proposals.
"Transaction Expenses" means any and all fees and expenses payable by the Company in connection with the transactions contemplated by this Agreement including (a) fees and expenses of the financial advisors, legal counsel, investment bankers, accountants and auditors of the Company, and (b) any severance pay or severance benefits, bonus amounts, retention payments, change in control payments or benefits, retirement benefits, job security benefits or similar benefits payable by the Company that accrue at or prior to the Closing to directors, officers or employees of the Company as a result of the consummation of the transactions contemplated by this Agreement; provided that the foregoing shall not include fees and expenses incurred by the Company at or after the Closing on behalf of Purchaser or as otherwise specifically agreed to in writing between Purchaser and Seller.

"Transition Services Agreement" means the transition services agreement to be entered into by and between Seller and Purchaser, substantially in the form attached hereto as Exhibit C.
"Venue Agreement" means that certain agreement, dated as of the date hereof, among the Company and EnergySolutions and certain of its Affiliates providing for the mandatory selection of venue in the Western District of Texas or Andrews County, Texas for the matters set forth therein.
Section 1.02                                        Rules of Construction.
(a)            Unless otherwise specified, all article, section, subsection, schedule, exhibit and annex references used in this Agreement are to articles, sections, subsections, schedules, exhibits and annexes to this Agreement.  The annexes, exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.
(b)            If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Terms defined in the singular have the corresponding meanings in the plural, and vice versa.  Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa.  The words "includes" or "including" shall mean "including without limitation".  The words "hereof," "hereby," "herein," "hereunder" and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.  Any reference to a law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder.  Currency amounts referenced in this Agreement are in U.S. dollars.  The word "or" shall not be exclusive.
(c)            Time is of the essence in this Agreement.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
(d)            Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.
(e)            All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the respective meanings given such terms under GAAP.

ARTICLE 2
 PURCHASE AND SALE OF SHARES
Section 2.01        Purchase and Sale.  At the Closing, upon the terms and subject to the conditions set forth in this Agreement:
(a)            In exchange for the consideration described in Section 2.02, Seller shall sell, transfer and convey to Purchaser, and Purchaser shall acquire and accept from Seller, all of the Subject Securities, free and clear of all Liens and other restrictions on transfer (other than those Liens or restrictions on transfer arising pursuant to applicable securities laws and those created by or at the behest of Purchaser).
(b)            In consideration for the sale, transfer and conveyance described in Section 2.01(a), at the Closing, Purchaser shall (i) pay to Seller an amount equal to the Base Cash Purchase Price in cash, by wire transfer of immediately available funds, to such account(s) as Seller may direct by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date; and (ii) deliver to Seller a stock certificate representing the Series A Shares, duly issued in the name of Seller, free and clear of all Liens (other than restrictions on transfer under the Amended Stockholders Agreement, the Amended Certificate of Incorporation and applicable securities laws).
Section 2.02      Closing Consideration.  The aggregate purchase price for the Subject Securities shall consist of (a) an amount in cash (the "Base Cash Purchase Price") equal to two hundred and seventy million dollars ($270,000,000.00), plus (b) such number of newly issued shares of Purchaser's Series A Preferred Stock (the "Series A Preferred Stock") having an aggregate issue price equal to the Series A Share Value as shall be determined in accordance with Exhibit D hereto and having the terms set forth in the Amended Certificate of Incorporation (the "Series A Shares" and, together with the Base Cash Purchase Price, the "Aggregate Consideration").
Section 2.03       Closing.  The Closing shall take place at the offices of Baker Botts L.L.P., counsel to Seller, at 2001 Ross Avenue, Dallas, Texas 75201, or at such other place as Purchaser and Seller shall mutually agree in writing, at 9:00 a.m. Central Time, on the Closing Date.  At the Closing, the Parties shall cause the transactions described in Section 2.01 to occur and shall, as applicable, deliver the other documents and instruments to be delivered under ARTICLE 7 and ARTICLE 8, and Seller shall deliver to the Company originals (if available) or true, correct and complete copies of all books and records of the Company that are in the Possession of Seller and not already in the possession of the Company.
Section 2.04           Allocation.  The Aggregate Consideration (plus the amount of Liabilities of the Company, to the extent properly taken into account for the relevant tax purposes) shall be allocated among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Tax law, as appropriate) (the "Allocation").  Within sixty (60) days following the Closing Date, Purchaser shall deliver a draft Allocation to Seller for Seller's review.  Purchaser and Seller shall work in good faith to resolve any disputes relating to the Allocation within thirty (30) days.  If Purchaser and Seller are unable to resolve any such dispute, then each Party shall be entitled to take their own positions with respect to the Allocation on any Tax Returns and in any Actions with a Taxing Authority.  Alternatively, if the Parties agree on a final Allocation, then the Parties shall file all Tax Returns consistently with the Allocation unless otherwise required by Applicable Law, and in the event of any subsequent adjustment to the Aggregate Consideration, the Parties shall work in good faith to agree to corresponding updates to the Allocation, taking into account the nature of the circumstances that gave rise to the adjustment; provided, however, that nothing herein shall prevent Purchaser, Seller or any of their Affiliates from settling, or require them to litigate before any court, any challenge, proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation.  The Parties agree that the fair market value of the Series A Preferred Stock for purposes of this Section 2.04 shall be twenty million dollars ($20,000,000.00).
Section 2.05     Withholding.  Purchaser, the Company and any other Person acting on their behalf shall be entitled to deduct and withhold from the amounts otherwise payable in connection with this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payments under the Code, or any provision of state, local or foreign Tax Law.  Any amounts that are so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction or withholding was made.
ARTICLE 3
 REPRESENTATIONS AND WARRANTIES REGARDING SELLER
Except as disclosed in Seller Disclosure Schedules and subject to Section 6.09, Seller hereby represents and warrants to Purchaser as follows:
Section 3.01         Organization.  Seller is duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization.  Seller is duly qualified or licensed to do business in each other jurisdiction where the actions to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement.
Section 3.02       Authority; Enforceability.  Seller has (or in the case of Ancillary Agreements to be executed at Closing, prior to the Closing will have) all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is a party, and the performance by Seller of its obligations hereunder and thereunder, have been (or in the case of Ancillary Agreements to be executed at Closing, prior to the Closing will be) duly and validly authorized by all necessary corporate action.  This Agreement and each Ancillary Agreement to which Seller is a party has been (or in the case of Ancillary Agreements to be executed at Closing, prior to the Closing will be) duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller and is enforceable against Seller in accordance with its terms, in each case except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

Section 3.03      Ownership of Subject Securities.  Seller owns, of record and beneficially, one hundred percent (100%) of the Subject Securities, free and clear of all Liens (other than Permitted Liens) and restrictions on transfer, other than those arising pursuant to (a) this Agreement, (b) the Organizational Documents of the Company or (c) applicable securities laws.  Other than this Agreement and the Organizational Documents of Seller, the Subject Securities owned by Seller are not subject to any voting trust agreement or any Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Subject Securities and no Person has any outstanding or authorized option, warrant or other similar equity right relating to the sale or voting of such Subject Securities or pursuant to which (x) Seller is or may become obligated to issue, sell, transfer or otherwise dispose of, redeem or acquire any Subject Securities or (y) Seller has granted, or may be obligated to grant, a right to participate in the profits of the Company.  At the time of consummation of the transactions contemplated by this Agreement, Purchaser will acquire all interests of Seller in the Subject Securities.
Section 3.04      No Conflicts; Consents and Approvals.  Except as set forth on Schedule 3.04, the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is a party do not, and the performance by Seller of its obligations hereunder and thereunder will not:
(a)            conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Seller or the Company;
(b)            violate or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both) any material contract to which Seller is a party, or any Material Contract to which the Company is a party, other than (i) approvals required as a result of the business activities of Purchaser and its Affiliates, or (ii) such violations or defaults (or rights of termination, cancellation or acceleration) that would not reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement (in the case of material contracts to which Seller is a party) or be material to the Company (in the case of any Material Contract to which the Company is a party);
(c)            conflict with, violate or breach any term or provision of any Applicable Law applicable to Seller or the Company, other than such conflicts, violations or breaches that would not reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement (in the case of Seller) or be material to the Company (in the case of the Company); or
(d)            other than such filings as may be required under the HSR Act, require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, under any Applicable Law, other than (i) such consents, approvals, notices, declarations, filings or registrations that, if not made or obtained, would not reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement (in the case of such matters applicable to Seller) or be material to the Company (in the case of such matters applicable to the Company) and (ii) such approvals required as a result of the business activities of Purchaser and its Affiliates.

Section 3.05      Legal Proceedings.  As of the date of this Agreement, except as set forth on Schedule 3.05, there are no Actions pending or, to the Knowledge of Seller, threatened in writing against Seller, nor are there any outstanding Orders that affect or bind Seller or any of its Properties, that would reasonably be expected to result in a material adverse effect on Seller's ability to perform its obligations under this Agreement.
Section 3.06      Investment Representations.  Seller is an investor experienced (or owned or managed by Persons experienced) in evaluating investments and has the knowledge, experience and resources to enable it to evaluate and to bear the risks of the investment represented by the Series A Shares.  Seller understands that the issuance of the Series A Shares under this Agreement will not be registered or qualified under the Securities Act of 1933 or any state securities or blue sky laws.  The Series A Shares are being acquired by Seller for its own account for the purpose of investment and not with a view to distribution in violation of the Securities Act of 1933 or any applicable state securities or blue sky laws.
Section 3.07       Disclosure.  Seller acknowledges that the representations and warranties set forth in ARTICLE 5 relating to the Series A Shares, and any representations and warranties set forth in the Amended Stockholders Agreement, constitute the sole and exclusive representations and warranties of Purchaser in connection with the acquisition of the Series A Shares contemplated by this Agreement and that there are no representations, warranties, covenants, understandings or agreements of Purchaser regarding Series A Shares other than those set forth in this Agreement and the Amended Stockholders Agreement.  Except for the representations and warranties expressly set forth in ARTICLE 5 relating to the Series A Shares and any representations and warranties set forth in the Amended Stockholders Agreement, Seller disclaims reliance on any representations or warranties, either express or implied, by Purchaser including any representation or warranty expressed or implied in any oral, written or electronic response to any information request provided to Seller.  Seller further acknowledges that it has (a) received all information it considers necessary or appropriate for deciding whether to acquire the Series A Shares pursuant to the terms of this Agreement and (b) had a sufficient opportunity to discuss Purchaser's business, management, financial affairs and the terms and conditions of the offering of the Series A Shares with Purchaser's management.
ARTICLE 4
 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Except as disclosed in Seller Disclosure Schedules and subject to Section 6.09, Seller represents and warrants to Purchaser follows:
Section 4.01       Organization; Authority and Enforceability.

(a)            The Company is (a) duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization; (b) has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted; and (c) is duly qualified or licensed to transact business in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in the case of this clause (c) as would not reasonably be expected to result in a Company Material Adverse Effect.  Schedule 4.01 contains a correct and complete list of each jurisdiction where the Company is qualified or licensed to do business.
(b)            As of the Closing, the Company will have all requisite power and authority to execute and deliver the Ancillary Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby.  As of the Closing, the execution and delivery by the Company of the Ancillary Agreements to which the Company is a party, and the performance by the Company of its obligations thereunder, will have been duly and validly authorized by all necessary corporate action.  As of the Closing, each Ancillary Agreement to which the Company is a party will have been duly and validly executed and delivered by the Company and will constitute the legal, valid and binding obligation of the Company and will be enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
Section 4.02         Capitalization.
(a)            Except as set forth on Schedule 4.02, there are no (i) outstanding subscriptions, warrants, options, calls, rights of first offer, rights of first refusal, tag along rights, drag along rights, subscription rights, conversion rights, exchange rights, or commitments or rights of any character relating to or entitling any Person to purchase or otherwise acquire any Equity Securities of the Company or requiring the Company to issue or sell any Equity Securities, (ii) statutory preemptive rights or preemptive rights granted under the Organizational Documents of the Company or (iii) stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the purchase, sale, transfer or voting of the Equity Securities of the Company.  There are no Contracts under which the Company is obligated to repurchase, redeem, retire or otherwise acquire any Equity Securities of such entity.  All of the Subject Securities have been duly authorized and validly issued, were issued and sold in accordance with federal and applicable state securities laws and were not issued in violation of any statutory preemptive rights or preemptive right granted under the Organizational Documents of the applicable Company.  The Company has no outstanding Debt Obligations pursuant to which the holders thereof have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the holders of the Subject Securities on matters on which the holders of the Subject Securities are entitled to vote.
(b)            The Company does not own any Equity Securities in any other Person.
Section 4.03         Financial Statements; Accounts Receivable; Support Obligations.

(a)            Schedule 4.03(a) sets forth: (i) the audited balance sheet and the related statements of operations, cash flows and member's equity of the Company as of and for the fiscal year ended December 31, 2014 (the "Audited Financials") and (ii) the unaudited balance sheet as of September 30, 2015 (the "Balance Sheet") and the related statements of operations, cash flows and member's equity of the Company as of and for the nine (9) months ended September 30, 2015 (together with the Audited Financials, the "Financial Statements").  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein and were prepared from the books and records of the Company (which books and records are complete and correct in all material respects); provided, however, that the unaudited Financial Statements do not contain footnotes and are subject to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material.
(b)            The accounts receivable reflected in the Balance Sheet, and all accounts receivable arising since the date of the Balance Sheet, have arisen out of bona fide sales actually made or services actually performed in the ordinary course of business.
(c)            Schedule 4.03(c) sets forth all of the credit support obligations outstanding and required as of the date of this Agreement for the continued performance of Contracts by the Company or as may be required as of the date of this Agreement pursuant to its Permits (and the Applicable Laws governing the same), including guarantees, letters of credit, escrow arrangements, surety and performance bonds and security agreements and arrangements, which schedule shall be segregated based on (x) support obligations necessary to support the Company's Permits (the "Permit Support Obligations"), (y) support obligations necessary to support the Andrews County Lease Obligations (the "Andrews County Support Obligations"), and (z) other support obligations ("Other Support Obligations" and, with the Permit Support Obligations and Andrews County Support Obligations, the "Support Obligations").
Section 4.04     No Undisclosed Liabilities.  Except for (a) Liabilities reflected or reserved against in the Balance Sheet or expressly described in the footnotes to the Financial Statements, (b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (c) Liabilities permitted to be incurred in accordance with Section 6.02 after the date of this Agreement, and (d) other Liabilities that do not exceed $250,000 individually or $2,000,000 in the aggregate or as otherwise expressly set forth on Schedule 4.04, the Company does not have any Liabilities of the type required to be reserved for or reflected on a balance sheet prepared in accordance with GAAP or required to be expressly described in the footnotes thereto.
Section 4.05         Absence of Certain Changes.  Except as set forth in Schedule 4.05, since the Balance Sheet Date through the date of this Agreement, the Company has conducted its business in the ordinary course of business in all material respects or in connection with the transactions contemplated by this Agreement, and there has not been any:
(a)            event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b)            change in its Organizational Documents;

(c)            adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(d)            issue, sale, transfer, pledge, disposition of or encumbrance of any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series or membership interests, as applicable, of the Company;
(e)            (A) split, combine, subdivide or reclassification of the outstanding shares of capital stock of the Company; or (B) declaration, set aside or payment of any dividend or other distribution payable in stock or other property whether or not in respect of its capital stock, of the Company;
(f)            capital expenditures other than expenditures less than $250,000 in the aggregate;
(g)            material increase of the compensation or benefits payable by the Company to any Participant who is an officer of the Company other than (A) pursuant to any Benefit Plan or Benefit Agreement, (B) in the ordinary course of business, or (C) reasonably intended to comply with Applicable Law, including Section 409A of the Code;
(h)            acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any equity interest in or a material portion of the assets of, any other business or Person or division thereof (other than any purchase of assets in the ordinary course of business) or creation of any subsidiary;
(i)            other than in the ordinary course of business, (A) incurrence or assumption of any Debt Obligations, (B) making or cancelation, release or waiver of any rights with respect to, any loans, advances or capital contributions to, or equity investments in, any other Person; (C) pledge or other encumbrance of any Equity Securities of the Company; or (D) cancellation, release or assignment of any indebtedness payable to the Company;
(j)            change in any method of accounting or accounting practice or policy used by the Company except any changes required by reason of a change in GAAP or Applicable Law;
(k)            institution or settlement of or agreement to settle any material Action in respect of any former or current employee, customer, supplier, licensor, licensee or contractor, in excess of $25,000 or which involves a payment of monetary relief after the Closing;
(l)            settlement or compromise of any material liability for Taxes, amendment of any material Tax Return, filing of any material Tax Return in a manner inconsistent with past practice or adopt or change in any material respect any method of accounting for Tax purposes, filing or change of any Tax election, making of any voluntary Tax disclosure, or entry into any closing agreement with respect to any material Tax, in each case, that could adversely affect Purchaser or the Company with respect to taxable periods (or portions thereof) beginning on or after the Closing Date, except as required by Applicable Law; or

(m)            entry into any Contract to do any of the foregoing.
Section 4.06       Taxes.
(a)            All income Tax Returns and other material Tax Returns required to be filed by the Company have been timely filed (taking into account any properly obtained extensions) in accordance with all Applicable Laws, and such Tax Returns are complete and accurate in all material respects.  All material Taxes due and payable by the Company have been paid within the time required by Applicable Law or an adequate reserve in accordance with GAAP for the amount of such Tax has been established, which reserve shall have been accrued on the books and records of the Company.
(b)            There is no Action pending or, to the Knowledge of Seller, proposed with respect to any material Taxes or with respect to any material Tax Return of the Company.  There are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes of the Company that remain in effect.  There are no material Liens for Taxes upon the assets of the Company, other than for Taxes not yet due and payable.  The Company has withheld and remitted to the proper Taxing Authority all Taxes that it was required to withhold and remit.  No Claim has been made by a Taxing Authority in a jurisdiction where the Company does not file a Tax Return that such entity may be subject to Tax in that jurisdiction for Taxes that would be the subject of such a Tax Return.
(c)            The Company has been classified as an entity disregarded as separate from Seller for federal income tax purposes since May 2004.
(d)            There are no outstanding agreements extending the statutory period of limitation applicable to any Claim for, or the period for the collection or assessment of, material Taxes of the Company.
(e)            Except as set forth on Schedule 4.06(e), the Company is not party to a Tax allocation, sharing or indemnity or similar arrangement and does not have any material Liability for the Taxes of any Person as a transferee, as a successor, by Contract or by operation of law, excluding any commercial Contract not primarily related to Taxes entered into in the ordinary course of business.
(f)            For U.S. federal income tax purposes, no property owned by the Company (i) constitutes "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code, (ii) is "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code or (iii) is subject to a Section 467 rental agreement within the meaning of Section 467 of the Code.
Section 4.07     Employee Matters.
(a)            Schedule 4.07(a) sets forth a complete and accurate list of each material Benefit Plan and each material Benefit Agreement.

(b)            With respect to each material Benefit Plan, Seller has made available to Purchaser complete and accurate copies of (i) each such Benefit Plan that has been reduced to writing, including any amendment thereto, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto (if any) and (iv) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto (if any).
(c)            Each Benefit Plan (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and each Benefit Plan and Benefit Agreement is in compliance in all material respects with ERISA, the Code and all other Applicable Laws to the extent required by such Laws.  The Company has not received notice of and, to the Knowledge of Seller, there are no material investigations by any Governmental Authority with respect to or termination proceedings or other material Claims (except routine claims for benefits payable in the ordinary course) against or involving any Benefit Plan.
(d)            Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion or advisory letter from the IRS on the form of such Benefit Plan and, to the Knowledge of Seller, there are no facts or circumstances that would be reasonably likely to result in the revocation of such letter.
(e)            The Company has not sponsored, maintained, contributed to or been required to maintain or contribute to, any benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan within the meaning of Section 3(35) of ERISA; and no such plan could reasonably be expected to subject the Company to any Liability.  No Benefit Plan or Benefit Agreement provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code).
(f)            None of the execution and delivery of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby (alone or in conjunction with a termination of employment on or following the Closing) will (i) entitle any Participant to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any material payment or funding, of any compensation or benefits for any Participant or trigger any other material obligation under any Benefit Plan or Benefit Agreement, (iii) result in any breach or violation of, default under or limit the Company's right to amend, modify or terminate any Benefit Plan or Benefit Agreement, or (iv) result in the payment of any "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).  No Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 of the Code.
(g)            Each Benefit Plan and Benefit Agreement that is a "non-qualified deferred compensation plan" within the meaning of Section 409A of the Code has (i) been operated in good faith compliance in all material respects with Section 409A of the Code since January 1, 2005 and (ii) been in operational and documentary compliance in all material respects with Section 409A of the Code since January 1, 2005.  Except as set forth on Schedule 4.07(g), no Benefit Plan provides for the gross-up of any Taxes imposed by Section 409A of the Code.  No payment under any Benefit Plan that is a "non-qualified deferred compensation plan" within the meaning of Section 409A of the Code has at any time been delayed pursuant to Treasury Regulation 1.409A-1(b)(4)(ii).

(h)            Except as set forth in Schedule 4.07(h), the Company is not bound by any union contract or collective bargaining agreement and no labor union represents any Participant.  To the Knowledge of Seller, there is no material activity or proceeding by any labor union or representative thereof to organize any Participant.  With respect to the transactions contemplated by this Agreement and the other Transaction Documents, there is no notice required or bargaining obligation under any union contract or collective bargaining agreement.  There are no organized strikes, slowdowns or work stoppages involving any Participant pending or, to the Knowledge of Seller, threatened, against the Company, nor have there been any such strikes, slowdowns or work stoppages in the past three (3) years.  To the Knowledge of the Seller, there are no material grievances or unfair labor practice complaints pending against the Company before the National Labor Relations Board.
(i)            The Company is in compliance, and has been since January 1, 2014, in all material respects with all Applicable Laws relating to employment or labor, including those related to wages, hours, collective bargaining and labor relations, equal opportunity, plant closing and mass layoff, immigration, child labor, employment discrimination, disability rights or benefits, affirmative action, workers' compensation, unemployment insurance, employee leave issues and the payment of social security and other Taxes.  The Company has no material liability with respect to the classification of any Person as an independent contractor or of any employee as exempt. The Company has no material liability, whether direct or indirect, with respect to any employee who has been leased from another employer.
(j)            Except as set forth in Schedule 4.07(j), there is no material employment- or labor-related Claim pending against the Company brought by or on behalf of any Participant or any Governmental Authority and, to the Knowledge of Seller, no such Claim is threatened.
Section 4.08      Real Property.
(a)            Schedule 4.08(a)(i) lists all of the real property owned in fee simple, including any tenant-in-common interest in such fee estate, by the Company (the "Owned Real Property").  Except as set forth in Schedule 4.08(a)(ii), the Company has good and indefeasible fee simple title to all Owned Real Property, free and clear of all Liens, except Permitted Liens.
(b)            Schedule 4.08(b)(i) lists all of the real property leased by the Company as lessee or sublessee (the "Leased Real Property").  Except as set forth in Schedule 4.08(b)(ii), (i) the Company has a good and valid leasehold or subleasehold (as applicable) interest in all Leased Real Property that is material to the operation of the Company's business pursuant to the leases and subleases set forth in Schedule 4.08(b)(i) (the "Real Property Leases") free and clear of all Liens, except Permitted Liens or liens imposed as a result of actions or inactions by the owner of such Leased Real Property, and (ii) all Real Property Leases are in full force and effect and to the Knowledge of Seller are enforceable against the respective lessors, in accordance with their respective terms, in each case except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.  Seller has made available to Purchaser true, complete and correct copies of the Real Property Leases, including all amendments, modifications, assignments or terminations related thereto.  The Company has not received any written notice of any default under any of the Real Property Leases that remains uncured and, to the Knowledge of Seller, no condition or circumstance exists that, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a default, except, in each case, as would not, individually or in the aggregate, be material to the Company.

(c)            Schedule 4.08(c)(i) sets forth a complete and accurate list of all of the real property in which the Company has an easement, right-of-way, permit or license interest (the "Easement Real Property" and, together with the Owned Real Property and the Leased Real Property, the "Real Property").  Except as set forth in Schedule 4.08(c)(ii), (i) the Company has a valid easement, right-of-way, permit or license interest in the Easement Real Property pursuant to the respective easements, rights-of-way, permits and licenses set forth in Schedule 4.08(c)(i) (such easements, rights-of-way permits and licenses, the "Real Property Easements"), free and clear of all Liens and other restrictions on transfer, except Permitted Liens and the restrictions set forth in the Real Property Easements, and (ii) the rights granted to the Company under the Real Property Easements are in full force and effect and to the Knowledge of Seller are enforceable against the respective grantors, in accordance with their respective terms, in each case, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.  Seller has made available to Purchaser true, complete and correct copies of the Real Property Easements, including all amendments, modifications, assignments or terminations related thereto.  The Company has not received any written notice of any default under any of the Real Property Easements that remains uncured and, to the Knowledge of Seller, no condition or circumstance exists that, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a default, except, in each case, as would not, individually or in the aggregate, be material to the Company.
(d)            Except as set forth on Schedule 4.08(d), (i) the Company is not a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the use, possession, lease, occupancy or enjoyment of any Real Property, and (ii) to the Knowledge of Seller, (A) no Real Property is occupied by a third party other than the Company or is used for any purpose not related to the business of the Company and (B) no third party has a right to occupy or use such property for any purpose not related to the business of the Company.
(e)            To the Knowledge of Seller, there are no Actions pending or threatened against or affecting the Real Property or any portion thereof in the nature of or in lieu of condemnation or eminent domain proceedings.
(f)            The conduct of the Company's business does not violate in any material respect any  covenant, condition, restriction, easement, real property license, or Contract applicable to such Real Property.

(g)            Except as set forth in Schedule 4.08(g), none of the Real Property is subject to or encumbered by any purchase option, right of first-refusal or other contractual right or obligation in favor of a third party to sell, assign or dispose of such Real Property or any interest therein to such third party.
Section 4.09       Tangible Personal Property; Sufficiency of Assets.  The Company has (or at Closing will have) valid title to, or holds (or at Closing will hold) by valid and existing lease or license, all of the Tangible Personal Property reflected on the Balance Sheet or acquired by it after the date thereof free and clear of any Liens (other than Permitted Liens), except with respect to assets disposed of in the ordinary course of business consistent with past practice since the date thereof.  Such Tangible Personal Property reflected on the Balance Sheet or acquired by it after the date thereof is in an operating condition that, taking into account the purpose for which it is being used, is comparable to that of assets of similar age and use in the industry in which the Company participates, subject to ordinary wear and tear.  The assets of the Company (together with the rights to be granted or the services to be provided to Purchaser under the Transition Services Agreement) constitute all of the assets and properties necessary in all material respects to conduct the Company's business as currently conducted.
Section 4.10      Intellectual Property.
(a)            Schedule 4.10(a) sets forth a list of all (i) issued patents and patent applications, (ii) trademark and service mark registrations and applications therefor, (iii) copyright registrations and applications therefor and (iv) domain name registrations, in each case, owned by the Company and used in the operation of the business of the Company as currently conducted (collectively, the "Registered Company IP").  All of the Registered Company IP is valid and subsisting.  The Company has taken commercially reasonable steps to protect and maintain the enforceability of the Registered Company IP including the payment of all maintenance, renewal and annuity fees.  No Action or Order is outstanding or pending or, to the Knowledge of Seller, threatened that seeks to cancel, limit or challenge the ownership, use, validity or enforceability of any Registered Company IP.
(b)            The Company owns free and clear of all Liens (other than Permitted Liens) or has the valid right (together with the rights granted and services to be provided in the Transition Services Agreement) to use all of the Intellectual Property necessary in all material respects to the conduct the business of the Company as currently conducted; provided, however, no representation is made in this Section 4.10(b) regarding whether or not the Company has infringed, or is infringing, the patents of any Person.
(c)            To the Knowledge of Seller, the conduct of the Company's business does not infringe, impair, misappropriate, dilute, make unauthorized use of, or otherwise violate the Intellectual Property of any third party in any material respect.  The Company has not received any written notice alleging that the operation of its business as currently conducted infringes, misappropriates, dilutes or otherwise violates the Intellectual Property rights of any third party.
(d)            To the Knowledge of Seller, no third-party is infringing, misappropriating, diluting or otherwise violating the Company IP.

(e)            Except as set forth in Schedule 4.10, no third party has been granted any license rights in any Company IP.
(f)            The Company has commercially reasonable protocols in place to protect the confidentiality of its material Trade Secrets.
Section 4.11      Material Contracts.
(a)            Schedule 4.11 sets forth all of the following Contracts to which the Company is a party or by which the Company is bound or subject to as of the date of this Agreement (collectively, the "Material Contracts"):
(i)
Contracts involving aggregate payments made from January 1, 2015 through September 30, 2015 of more than $500,000, or for which the Company is obligated to pay or entitled to receive more than $500,000 in any subsequent twelve (12) month period (A) for the purchase by the Company of (or that grant a right or option to the Company to purchase) any asset, equipment or property or provision of any service or (B) for the sale by the Company of (or that grant a right or option to any Third Party to purchase from the Company) any asset, equipment or property;

(ii)
Contracts between the Company and any customer for the provision of services by the Company involving aggregate payments made from January 1, 2015 through September 30, 2015 of more than $500,000, or for which the Company is obligated to pay or entitled to receive more than $500,000 in any subsequent twelve (12) month period;

(iii)
Contracts under which the Company has created, incurred, assumed or guaranteed any outstanding Debt Obligations, or under which the Company has imposed or permitted to exist a Lien on any of its Properties;

(iv)
outstanding futures, swap, collar, put, call, floor, cap, option or other similar Contracts that are intended to benefit from or reduce or eliminate the risk of any fluctuations in interest rates, foreign exchange rates or the price of commodities;

(v)
Contracts that (i) expressly limit the freedom of the Company to compete in any line of business or conduct business in any geographic area or (ii) grant to another Person exclusive rights with respect to the sale of any goods or services or the operation of business in any territory;

(vi)	partnership, joint venture or limited liability company agreements;
(vii)	Contracts that require, subsequent to the date of this Agreement, aggregate capital expenditures in excess of $500,000 annually per Contract;
(viii)
Government Contracts (x) involving annual payments to the Company during 2014, or expected payments to the Company in any subsequent calendar year, which exceed $2,000,000 per contract; or (y) (for subcontracts with another entity under a prime Contract held by the Company) that are also Material Contracts by virtue of Section 4.11(a)(i); provided, that in each case individual task orders are not listed separately;

(ix)	Contracts that relate to the acquisition by the Company of any of the capital stock or substantial portion of the assets of another Person;
(x)	Contracts which provide for the sale or lease after the date of this Agreement of a material amount of the assets of the Company (other than Contracts entered into in the ordinary course of business);
(xi)
other than with respect to the Organizational Documents of the Company, Contracts providing for the indemnification by the Company of any current or former director, officer or employee of the Company;

(xii)	Contracts that contain a "most favored nation" or "most favored customer" pricing or other similar provision in favor of a third party; or
(xiii)	Contracts under which the Company has agreed to share any Tax liability with any Person.
(b)            Seller has delivered or made available to Purchaser true and correct copies of each Material Contract, other than Material Contracts that contain competitively sensitive information as determined by the Company or Seller and as indicated on Schedule 4.11, in each case, which have been made available to the ES Clean Team pursuant to the Clean Team Agreement.  The Company has not received any written or, to the Knowledge of Seller, oral notice of any default in any material respect or event that with notice or lapse of time, or both, would constitute a default in any material respect by the Company under any Material Contract.  Each Material Contract is a valid and binding obligation of the Company, in full force and effect and enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.  Neither the Company nor, to the Knowledge of Seller, any other party to any Material Contract, is in material breach or violation of or in material default under any Material Contract, nor, to the Knowledge of Seller, has any event occurred or does any circumstance or condition currently exist, that (with or without notice, lapse of time or both) would reasonably be expected to (A) result in a material breach or violation of or material default under any Material Contract, (B) give any party the right to cancel or accelerate payments under or terminate or modify any Material Contract or (C) give any party to any Material Contract the right to seek damages or other material remedies.
(c)            The Company is not a party to any Contract with respect to the provision of services (i) that will result in any pricing that would violate Section 401.2456 of the Texas Health and Safety Code (without regard to any waiver or exception from the Texas Commission on Environmental Quality), or (ii) that includes any fixed price payment provisions without regard to volume in consideration for the Company's services.

Section 4.12                                        Government Contracts.
(a)            The Company has made available to the ES Clean Team pursuant to the Clean Team Agreements all written Contracts to which the Company is a party that provide for teaming arrangements with another party that have not terminated or expired as of the date of this Agreement.
(b)            To the Knowledge of Seller, no Government Contract was awarded on the basis of the Company having preferential status (small business, small disadvantaged business, 8(a), woman owned business, etc.).
(c)            To the Knowledge of Seller, (i) each Government Contract was legally awarded on an arms-length basis, and (ii) no Government Contract is the subject of bid or award protest proceedings.  To the Knowledge of Seller, no facts exist that would reasonably be expected to give rise to a Claim for a material price adjustment under any Government Contract under the Truth in Negotiations Act.
(d)            To the Knowledge of Seller, no facts exist which would reasonably be expected to give rise to material liability to the Company under the False Claims Act.
(e)            To the Knowledge of Seller, the Company is not undergoing, and within the past three (3) years has not undergone, any material audit, review, inspection, investigation, survey or examination of records relating to any Government Contract.
(f)            To the Knowledge of Seller, there is no current material allegation, charge, finding, investigation, or report (internal or external to the Company) to the effect that the Company has been, or may have been, a party to a task order or delivery order or other Government Contract where the goods or services purchased, or identified to be purchased, by a Governmental Authority under such task order or delivery order of such Government Contract are different from those described in the statement of work contained in the multiple award schedule Contract or other Government Contract under which the task order or delivery order or Government Contract was issued.
(g)            Neither the Company nor any director, officer, executive employee, or to the Knowledge of Seller, any consultant or Affiliate of the Company has been or is now suspended, debarred, or, to the Knowledge of Seller, proposed for suspension or debarment from Government Contracts, and, to the Knowledge of Seller, no facts exist which would reasonably be expected to give rise to such suspension or debarment, or proposed suspension or debarment.  The Company has never been determined by any Governmental Authority to be non-responsible to perform any Contract.  No Government Contract awarded to the Company has been terminated for default within five (5) years prior to the date of this Agreement.
(h)            The Company and its respective employees hold such security clearances as are required by a Governmental Authority to perform under current Government Contracts.  To the Knowledge of Seller, there is no existing information, fact, condition, or circumstance that would cause the Company to lose any such security clearance.

Sectopm 4.13 Legal Proceedings.  Except for Actions and Orders relating to Taxes, which are addressed in Section 4.05(g), Section 4.05(l), Section 4.06, Section 4.07 and Section 4.11(a), Actions and Orders relating to Employee Matters, which are addressed in Section 4.07, and Actions and Orders related to Environmental Matters, which are addressed in Section 4.16 (and, in each case, which are not addressed by this Section 4.13), and except as set forth on Schedule 4.13, there are no Actions pending or, to the Knowledge of Seller, threatened in writing against the Company, nor as of the date of this Agreement are there any outstanding Orders that affect or bind the Company or any of its Properties, which in each case would reasonably be expected to be material to the Company.
Section 4.14       Compliance with Laws.
(a)            Except for Laws relating to Taxes, which are addressed in Section 4.05(g), Section 4.05(l), Section 4.06, Section 4.07 and Section 4.11(a)(xiii), Laws relating to Employee Matters, which are addressed in Section 4.07, Laws related to Environmental Matters, which are addressed in Section 4.16, and Laws relating to NRC Matters and Radiological Licenses, which are addressed in Section 4.21 (and, in each case, which are not addressed by this Section 4.14), and except as set forth on Schedule 4.14, the Company is, and has been since January 1, 2013, in compliance in all material respects with all Applicable Laws relating to its business and operations.  The Company has not received any notice of or been charged with a material violation of any Applicable Laws.  To the Knowledge of Seller, no material investigation or review by any Governmental Authority is pending or threatened against the Company with respect to a violation of any Applicable Law.
(b)            The Company is in compliance in all material respects with all Anti-Bribery Laws relating to its business and operations.  To the Knowledge of Seller, no Action (including a whistleblower complaint) relating to a potential violation of any Anti-Bribery Law is pending or threatened in writing against (i) the Company, (ii) its current directors, officers, employees, agents or associated persons or (iii) its former directors, officers, employees, agents or associated persons (in the case of this clause (iii), solely with respect to violations that occurred during the period of time in which such Persons were directors, officers, employees, agents or associated persons of the Company).  Without limiting the generality of the foregoing, none of the Company or its officers, directors or associated persons and, to the Knowledge of Seller, none of its agents or employees has, in furtherance of or in connection with the business of the Company, made any payment, offer, gift, promise to give, or authorized any payment or gift, either directly or indirectly, to any Person with the intention of influencing a Person to perform his or her function improperly or where the offer, provision or acceptance of such advantage would itself be improper in violation of applicable Anti-Bribery Laws.
(c)            The Company is not currently conducting, and since January 1, 2005 has not conducted, any business outside of the United States.

Section 4.15    Permits.  Except for environmental Permits, which are addressed in Section 4.16, and Radiological Licenses, which are addressed in Section 4.21, the Company has all material Permits that are currently required under Applicable Laws for the operation, lease or ownership of its business, properties and other assets ("Material Permits"), each of which is set forth on Schedule 4.15.  The Company has taken all necessary action to maintain all Material Permits to which it is a party in full force and effect including the submission of timely and complete applications for renewal or reissuance of any such Material Permits.  The Company is not in default under or in breach or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default under or a breach or violation of) in any material respect of any term, condition or provision of any Material Permit to which it is a party.  The Company has not received any written communication that any of the Material Permits to which it is a party are not currently in good standing or that it is in material default under or in material breach or violation of any Material Permit to which it is a party.
Section 4.16       Environmental Matters.
(a)            The Company has all of the material Permits that are required under applicable Environmental Laws to operate its business as presently conducted on the date of this Agreement ("Material Environmental Permits") each of which is set forth on Schedule 4.16(a)(i).  The Company has taken all necessary action to maintain all Material Environmental Permits to which it is a party in full force and effect including the submission of timely applications for renewal or reissuance of such Material Environmental Permits.  Except as set forth on Schedule 4.16(a)(ii), the Company is not in default under or in breach or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default under or a breach or violation of) in any material respect of any term, condition or provision of any Material Environmental Permit to which it is a party.  To the Knowledge of Seller, there are no currently existing facts or circumstances that would reasonably be expected to prevent any such Material Environmental Permits from being renewed or reissued under applicable Environmental Laws (as in effect and as interpreted as of the date of this Agreement); provided this representation does not extend to facts or circumstances attributable to or adversely impacted by the operation of the Company after the Closing Date.
(b)            Except as set forth on Schedule 4.16(b), the Company is now and, for  the past three (3) years, has been in compliance in all material respects with applicable Environmental Laws.  Except as set forth on Schedule 4.16(b), to the Knowledge of Seller, there are no currently existing facts or circumstances that would reasonably be expected to prevent or interfere in any material respect with its compliance with applicable Environmental Laws (as in effect and as interpreted as of the date of this Agreement) or necessitate any material expenditures to comply with applicable Environmental Laws (as in effect as of the date of this Agreement); provided this representation does not extend to facts or circumstances attributable to  or adversely impacted by the operation of the Company after the Closing Date.
(c)            Except as set forth on Schedule 4.16(c), the Company has not received any written communication of and is not subject to any pending, or to the Knowledge of Seller, threatened, Order, Claim or Action alleging either (i) that it is in material violation of any applicable Environmental Law or that it is in material default under or in material breach or violation of any Material Environmental Permit, (ii) that it has any material Environmental Liability or obligation under or relating to any applicable Environmental Law or (iii) that seeks any termination of or an adverse modification to any Material Environmental Permit held by it pursuant to Environmental Law.

(d)            Except as set forth on Schedule 4.16(d), no Hazardous Materials have been Released or disposed of at the Real Property or to Knowledge of Seller arranged to be disposed of at third party sites by, or on behalf of, the Company in material violation of any Environmental Laws, or in a manner or to a location that would reasonably be expected to result in a material Environmental Liability.
(e)            Except as set forth on Schedule 4.16(e), except for Contracts entered into in the ordinary course of business, the Company has not, contractually assumed or provided any indemnity against any Liability of any other Person, under or relating to any Environmental Laws.
(f)            Seller has provided or otherwise made available to Purchaser the material environmental audits, reports, and assessments concerning the Company and the Real Property that are in the Possession of Seller, including the most recent Radiological Environmental Monitoring Plan Report, which are representative of the environmental audits, reports and assessments concerning the Company and the Real Property maintained by Seller.
(g)            Notwithstanding anything else in this Agreement to the contrary, this Section 4.16 contains the sole and exclusive representations and warranties with respect to any matters arising under Environmental Laws.
Section 4.17      Insurance.  Schedule 4.17 contains a list of insurance policies currently in effect as of the date of this Agreement that are maintained by the Company and, to the extent providing coverage for the Company, by Seller or its Affiliates (specifying the insurer, the amount of coverage, the type of insurance, the policy number and the period of coverage) (collectively, the "Insurance Policies").  Seller has delivered or made available to Purchaser true, correct and accurate copies of and/or binders with respect to such Insurance Policies.  With the exception of health and welfare related insurance, Seller has provided or made available to Purchaser a summary of any pending claims and the claims history for the last three (3) years in each case for claims by or with respect to the Company or Seller (including, for each claim, the name of the claimant, the amount and nature of the claim and the Insurance Policy at issue).  Neither Seller nor the Company (i) has received any correspondence or written notification that alleges a potential insurance claim that has not been disclosed to Purchaser or (ii) is in default in any material respect with respect to any of the provisions contained in the Insurance Policies or the payment of any premiums under any Insurance Policy.
Section 4.18      Intercompany Obligations.  Except as otherwise provided in this Agreement and subject to Seller's satisfaction of the conditions to Purchaser's obligations to proceed with the Closing set forth in Section 7.10, no obligations, Contracts or other Liabilities exist between the Company, on the one hand, and Seller or any Non-Company Affiliate, on the other hand, that will continue in effect subsequent to the Closing.
Section 4.19           Bank Accounts.  Schedule 4.19 sets forth a correct and complete list of all bank, deposit, lock-box or cash collection accounts of the Company, in each case, including the financial or other institution at which it is located.

Section 4.20     Affiliate Transactions.  Other than as set forth on Schedule 4.20 or for ordinary course employment contracts, neither Seller nor any of its Affiliates (other than the Company) nor its or their respective equityholders, officers, directors or employees: (a) is a party to any Contract with the Company; (b) is a party to any transaction with the Company; or (c) has any ownership interest in any property (real, personal or mixed), tangible or intangible, which is used in the operation of the business of the Company (other than property that has de minimis value or is not otherwise material to the operation of the business of the Company) (collectively, "Affiliate Transactions").
Section 4.21      NRC Matters and Radiological Licenses.
(a)            The Company has all material Radiological Licenses and other consents and approvals that are issued by the NRC or any Agreement State having jurisdiction, that are necessary to own and operate its business in all material respects as presently owned and operated, pursuant to the requirements of all Nuclear Laws, and all such material Radiological Licenses, each of which is set forth on Schedule 4.21(a), are in full force and effect and timely applications for renewal or reissuance of such have been submitted, if required.
(b)            Except as set forth on Schedule 4.16(c), the Company is in material compliance with all applicable Radiological Licenses, Nuclear Laws and orders, rules, regulations, or decisions of the NRC and any Agreement State having jurisdiction.
(c)            There is no Nuclear Fuel, including Spent Nuclear Fuel, located on the Real Property.
Section 4.22      Regulation as a Utility.  The Company is not, and is not subject to regulation as, (i) a public utility or public service company (or similar designation) by any state of the United States, (ii) a "public utility" under the Federal Power Act, as amended, or (iii) a "public-utility company" or "holding company" of a "public-utility company" under the Public Utility Holding Company Act of 2005.
Section 4.23         Brokers' Fees.  The Company does not have any Liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
ARTICLE 5
 REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as disclosed in the Purchaser Disclosure Schedules, Purchaser hereby represents and warrants to Seller as follows:
Section 5.01         Organization.  Purchaser is a corporation duly formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization, and has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its Properties.  Purchaser is duly qualified or licensed to do business in each jurisdiction in which the ownership or operation of its Properties make such qualification or licensing necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement.

Section 5.02      Authority; Enforceability.  Purchaser has (or in the case of Ancillary Agreements to be executed at Closing, will have prior to Closing) all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including the issuance, sale and delivery of the Series A Preferred Stock).  The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which Purchaser is a party, and the performance by Purchaser of its obligations hereunder and thereunder (including the issuance, sale and delivery of the Series A Preferred Stock), have been (or in the case of Ancillary Agreements to be executed at Closing, prior to the Closing will be) duly and validly authorized by all necessary corporate action.  This Agreement and each Ancillary Agreement to which Purchaser is a party has been (or in the case of Ancillary Agreements to be executed at Closing, prior to the Closing will be) duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser and is enforceable against Purchaser in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
Section 5.03      No Conflicts; Consents and Approvals.  Except as set forth on Schedule 5.03, the execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which Purchaser is a party do not, and the performance by Purchaser of its obligations under this Agreement and the Ancillary Agreements to which Purchaser is a party (including the issuance, sale and delivery of the Series A Preferred Stock) will not:
(a)            conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Purchaser;
(b)            violate or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both) any material Contract to which Purchaser is a party, other than any such violations or defaults (or rights of termination, cancellation or acceleration) that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement;
(c)            conflict with, violate or breach any term or provision of any Applicable Law applicable to Purchaser, other than such conflicts, violations or breaches that would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on such Purchaser's ability to perform its obligations under this Agreement; or
(d)            other than such filings as may be required under the HSR Act, the filing of the Amended Certificate of Incorporation with the Delaware Secretary of State and other Purchaser's Approvals, require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority under any Applicable Law, other than such consents, approvals, notices, declarations, filings or registrations that, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement.

Section 5.04     Legal Proceedings.  As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser, nor are there any outstanding Orders that affect or bind Purchaser or any of its Properties, that would reasonably be expected to result in a material adverse effect on Purchaser's ability to perform its obligations under this Agreement.
Section 5.05       Investment Representations.  Purchaser is an investor experienced (or owned or managed by Persons experienced) in evaluating investments and has the knowledge, experience and resources to enable it to evaluate and to bear the risks of the investment represented by the Subject Securities.  Purchaser understands that the sale of the Subject Securities under this Agreement will not be registered or qualified under the Securities Act of 1933 or any state securities or blue sky laws.  The Subject Securities are being acquired by Purchaser for its own account for the purpose of investment and not with a view to distribution in violation of the Securities Act of 1933 or any applicable state securities or blue sky laws.
Section 5.06         Brokers.  Purchaser does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
Section 5.07        Availability of Funds.  Purchaser has sufficient funds readily available to it to pay the Base Cash Purchase Price at the Closing and the fees and expenses of Purchaser related to the transactions contemplated by this Agreement and to enable Purchaser to perform all of its obligations under this Agreement.  Purchaser acknowledges and agrees that notwithstanding anything to the contrary contained in this Agreement, its obligation to consummate the transactions contemplated by this Agreement is not subject to any financing contingency or condition.
Section 5.08       Capitalization.
(a)            Purchaser owns, of record and beneficially, one hundred percent (100%) of the Equity Securities of EnergySolutions, Inc., a Delaware corporation ("EnergySolutions"), free and clear of all Liens and restrictions on transfer, other than those arising under the Organizational Documents of Purchaser or EnergySolutions, any credit agreements or other financial indebtedness of Purchaser and its subsidiaries (copies of each of which have been provided to Seller) or under applicable securities laws.
(b)            Schedule 5.08(b) sets forth the authorized and outstanding Equity Securities of Purchaser and of EnergySolutions as of the date hereof and as of the Closing Date after taking into account the issuance of the Series A Shares.  All such Equity Securities have been duly authorized and validly issued, were issued and sold in accordance with federal and applicable state securities laws and were not issued in violation of any statutory preemptive rights or preemptive right granted under the Organizational Documents of Purchaser.  Except as set forth on Schedule 5.08(b), there are no (i) outstanding subscriptions, warrants, options, calls, rights of first offer, rights of first refusal, tag along rights, drag along rights, subscription rights, conversion rights, exchange rights, or commitments or rights of any character relating to or entitling any Person to purchase or otherwise acquire any Equity Securities of Purchaser or EnergySolutions or requiring

Purchaser or EnergySolutions to issue or sell any Equity Securities, (ii) statutory preemptive rights or preemptive rights granted under the Organizational Documents of Purchaser or EnergySolutions, or (iii) stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the purchase, sale, transfer or voting of the Equity Securities of Purchaser or EnergySolutions.  Except as set forth on Schedule 5.08(b), there are no outstanding or authorized appreciation interest, phantom interest, profit participation, or similar rights with respect to Purchaser or EnergySolutions.  There are no Contracts under which Purchaser is obligated to repurchase, redeem, retire or otherwise acquire any of its Equity Securities.  Purchaser has no outstanding Debt Obligations pursuant to which the holders thereof have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the holders of its Series A Preferred Stock on matters on which the holders of Series A Preferred Stock are entitled to vote.
(c)            Schedule 5.08(c) sets forth a list of all Equity Securities owned by Purchaser in any other Person.
(d)            At the Closing, sufficient shares of common stock, par value $0.01, shall have been duly and validly authorized and reserved by Purchaser for issuance upon conversion of the Series A Preferred Stock and such shares so issued in accordance with the Amended Certificate of Incorporation will, upon such conversion and issuance, be validly issued, fully paid and nonassessable.  At Closing, the relative rights, preferences and other terms relating to the Series A Preferred Stock will be as set forth in the Amended Certificate of Incorporation, and such rights and preferences are valid and enforceable under Delaware law.  At Closing, the Series A Shares will be validly issued, fully paid and non-assessable and free and clear of all Liens and restrictions on transfer, other than restrictions on transfer arising under the Organizational Documents of Purchaser, Amended Stockholders Agreement or applicable securities laws.
Section 5.09         Financial Statements.
(a)            Schedule 5.09 sets forth: (i) the audited consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity of EnergySolutions and its subsidiaries as of and for the fiscal year ended December 31, 2014 and (ii) the unaudited consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity of EnergySolutions and its subsidiaries as of and for the nine (9) months ended September 30, 2015 (collectively, the "Purchaser Financial Statements").  The Purchaser Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition, results of operations and cash flows of Purchaser's business as of the respective dates thereof and for the periods referred to therein and were prepared from the books and records of Purchaser (which books and records are complete and correct in all material respects); provided, however, that the unaudited Purchaser Financial Statements do not contain footnotes and are subject to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material.

(b)            Purchaser has no assets or Liabilities other than those set forth on Schedule 5.09(b).  Purchaser has engaged in no business other than the ownership of EnergySolutions and activities ancillary thereto.
Section 5.10        No Undisclosed Liabilities.  Except for (a) Liabilities reflected or reserved against in the Purchaser Balance Sheet, (b) Liabilities incurred since September 30, 2015 in the ordinary course of business that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (c) Liabilities permitted to be incurred in accordance with Section 6.07 after the date of this Agreement and (d) other Liabilities that do not exceed $250,000 individually or $2,000,000 in the aggregate or as otherwise expressly set forth on Schedule 5.10, Purchaser does not have any Liabilities of the type required to be reserved for or reflected on a balance sheet prepared in accordance with GAAP or described on the footnotes thereto.
Section 5.11     Absence of Certain Changes.  Except as set forth in Schedule 5.11, since September 30, 2015 through the date hereof, each of Purchaser and its subsidiaries has operated in the ordinary course of business in all material respects or in connection with the transactions contemplated by this Agreement, and there has not been any:
(a)            event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;
(b)            change in its Organizational Documents;
(c)            adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(d)            issue, sale, transfer, pledge, disposition of or encumbrance of any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series, as applicable, of Purchaser, EnergySolutions or its subsidiaries;
(e)            (A) split, combine, subdivide or reclassification of the outstanding shares of capital stock of Purchaser; or (B) declaration, set aside or payment of any dividend or other distribution payable in stock or other property whether or not in respect of its capital stock, of Purchaser;
(f)            acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any equity interest in or a material portion of the assets of, any other business or Person or division thereof (other than any purchase of assets in the ordinary course of business) or creation of any subsidiary;

(g)            change in any method of accounting or accounting practice or policy used by Purchaser, EnergySolutions or its subsidiaries, except any changes required by reason of a change in GAAP or Applicable Law; or
(h)            entry into any Contract to do any of the foregoing.
Section 5.12      Waiver of Other Representations.  Purchaser acknowledges that the representations and warranties set forth in ARTICLE 3 and ARTICLE 4 constitute the sole and exclusive representations and warranties of Seller in connection with the transactions contemplated by this Agreement and that there are no representations, warranties, covenants, understandings or agreements of Seller or the Company regarding the Company or the Subject Securities other than those set forth in this Agreement.  Except for the representations and warranties expressly set forth in ARTICLE 3 and ARTICLE 4, Purchaser disclaims reliance on any representations or warranties, either express or implied, by Seller or the Company including any representation or warranty expressed or implied in any oral, written or electronic response to any information request provided to Purchaser.  Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and acknowledges that Purchaser has been provided adequate access to personnel, properties, premises and records for such purpose.  Purchaser further acknowledges that it has (a) received all information it considers necessary or appropriate for deciding whether to acquire the Subject Securities pursuant to the terms of this Agreement and (b) had a sufficient opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the purchase and sale of the Subject Securities with the Company's management.
ARTICLE 6
 COVENANTS OF THE PARTIES
Section 6.01       Access.  From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to ARTICLE 12 (the "Interim Period"), Seller shall, and shall cause the Company to, provide Purchaser and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company, its Properties (provided that Purchaser shall not be entitled to collect any air, soil, surface water or groundwater samples or to perform any invasive or destructive sampling on such Properties) and its books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of the Company; provided, however, that (i) Seller shall have the right to (a) have a Representative present for any communication with employees or officers of the Company and (b) impose reasonable restrictions and requirements on such access for safety purposes and (ii) Seller shall not be required to provide access to any information (a) that is subject to attorney client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, (b) that is prohibited by Applicable Law, (c) that is subject to contractual prohibition against disclosure to the extent doing so would violate such prohibition or (d) that contains competitively sensitive information as reasonably determined by the Company or Seller (provided that Seller uses commercially reasonable efforts to provide access to any such information to the ES Clean Team pursuant to the Clean Team Agreement).  All such access and information obtained as a result of such access shall be subject to the terms and conditions of the Confidentiality Agreement.

Section 6.02      Conduct of Business During the Interim Period.
(a)            During the Interim Period, except as expressly contemplated by this Agreement, as required by Applicable Law, or with the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), Seller shall cause the Company to:
(i)
conduct its business in the ordinary course consistent with past practices or current business initiatives or undertakings and use commercially reasonable efforts to conduct its business in compliance in all material respects with all Applicable Laws;

(ii)	use commercially reasonable efforts to preserve its business relationships, property and assets (including all Material Permits and Material Environmental Permits);
(iii)	use commercially reasonable efforts to keep available the services of its employees (subject to hiring and terminations in the ordinary course of business consistent with past practice);
(iv)	maintain its books and records in the ordinary course of business consistent with past practice;
(v)	promptly notify Purchaser in writing upon the commencement or threat in writing of any Action against the Company; and
(vi)
pay, discharge and satisfy all accounts payable and Taxes, in each case in the ordinary course of business consistent with past practice and as such accounts payable and Taxes become due and payable, or in accordance with their terms unless subject to good faith disputes over whether payment or performance is owing.

(b)            Without limiting the generality of Section 6.02(a), except (A) as expressly contemplated by this Agreement, (B) as required by Applicable Law, (C) with the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (ii), (iii) or (iv), consent for which may be withheld for any reason) or (D) as set forth in the corresponding subsections of Schedule 6.02(b), during the Interim Period, Seller shall cause the Company not to:
(i)	adopt or propose any change in its Organizational Documents;
(ii)	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(iii)
issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Equity Securities in the Company, as applicable;

(iv)
(A) split, combine, subdivide or reclassify its outstanding Equity Securities; or (B) declare, set aside or pay any dividend or other distribution payable in cash, Equity Securities or other property in respect of its Equity Securities;

(v)	make or commit to make any capital expenditure other than expenditures less than $1,000,000 in the aggregate;
(vi)
other than annual increases in base salary and annual bonus payments not to exceed $750,000 in the aggregate, (A) increase the compensation or benefits payable by the Company to any Participant other than (I) pursuant to any Benefit Plan or Benefit Agreement, or (II) if reasonably intended to comply with Applicable Law, including Section 409A of the Code; (B) adopt, establish, enter into, amend, modify or terminate any Benefit Plan or collective bargaining agreement; (C) grant any severance (except in the ordinary course consistent with past practice), change of control, retention, termination or similar compensation or benefits to any Participant; (D) enter into any trust, annuity or insurance Contract or take any action to fund or otherwise secure the payment of any compensation or benefit for any Participant or (E) take any action to accelerate the time of vesting or payment of any compensation or benefit for any Participant;

(vii)
acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any equity interest in or a material portion of the assets of, any other business or Person or division thereof (other than any purchase of assets in the ordinary course of business) or create any subsidiary;

(viii)
sell, lease, encumber (including by the grant of any Lien thereon (other than Permitted Liens)) or otherwise dispose of any material tangible or intangible assets or property, except pursuant to existing Contracts made available to Purchaser prior to the date hereof or in the ordinary course of business consistent with past practice;

(ix)
(A) incur or assume any Debt Obligations having a value in excess of $500,000, other than under the Intercompany Revolving Credit Facility, (B) other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person; or (C) other than in the ordinary course of business consistent with past practice, cancel, release or assign any Liabilities or Debt Obligations payable to the Company having a value in excess of $500,000;

(x)	mortgage, pledge or grant any Lien (other than Permitted Liens) on any of its assets;
(xi)	change in any material respects any method of accounting or accounting practice or policy used by it except any change required by reason of a change in GAAP or Applicable Law;

(xii)
change any cash management policies in any material respect or otherwise materially delay payment of accounts payable beyond their due date or the date when such accounts payable would have been paid in the ordinary course of business consistent with past practice;

(xiii)	change its practices and procedures in any material respect to materially accelerate the collection of any accounts receivable;
(xiv)
take action to cause any current Insurance Policies to be canceled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies providing coverage equal to or greater than the coverage cancelled, terminated or lapsed are in full force and effect until the Closing;

(xv)
(A) institute any Action, including in respect of any former or current employee, customer, supplier, licensor, licensee or contractor, except in the ordinary course of business consistent with past practice; or (B) settle or agree to settle any Action, including in respect of any former or current employee, customer, supplier, licensor, licensee or contractor, other than settlements that only involve the payment of monetary relief of less than $500,000 prior to the Closing and no ongoing material monetary or other material obligations of the Company;

(xvi)
settle or compromise any material liability for Taxes, amend any material Tax Return, file any material Tax Return in a manner inconsistent with past practice or adopt or change in any material respect any method of accounting for Tax purposes, file or change any Tax election, make any voluntary Tax disclosure, or enter into any closing agreement with respect to any material Tax, in each case, that could adversely affect Purchaser or the Company with respect to taxable periods (or portions thereof) beginning on or after the Closing Date, except as required by Applicable Law;

(xvii)
pay to any Affiliate any amount other than payments made in the ordinary course of business consistent with past practice in connection with the affiliate transactions described on Schedule 4.20, subject to clause (xix) below, or any reimbursement of third-party expenses of the Company paid on behalf of the Company (other than Transaction Expenses);

(xviii)	take any action that would reasonably be expected to prevent, delay or impede the consummation of the transactions contemplated hereby in violation of Section 6.02;
(xix)	repay amounts owed under the Intercompany Revolving Credit Facility if it would cause the amount owed under the Intercompany Revolving Credit Facility to be less than $15.8 million; or
(xx)	enter into any Contract to do any of the foregoing.

(c)            Nothing contained in this Agreement shall be deemed to give Purchaser, directly or indirectly, the right to control or direct the Company's operations prior to Closing.  During the Interim Period, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
(d)            During the Interim Period, except as expressly contemplated by this Agreement, as required by Applicable Law, or with the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), Purchaser shall, and shall cause EnergySolutions and its subsidiaries to:
(i)
conduct its business in the ordinary course consistent with past practices or current business initiatives or undertakings and use commercially reasonable efforts to conduct its business in compliance in all material respects with all Applicable Laws; and

(ii)
promptly notify Seller in writing upon the commencement or threat in writing of any Action against Purchaser or EnergySolutions or any of its subsidiaries, in each case, that (A) relates to this Agreement or the transactions contemplated hereby or (B) is otherwise material to Purchaser or EnergySolutions.

(e)            Without limiting the generality of 6.02(d), except (A) as expressly contemplated by this Agreement, (B) as required by Applicable Law, (C) with the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i) or (ii), consent for which may be withheld for any reason) or (D) as set forth in the corresponding subsections of Schedule 6.02(e), during the Interim Period, Purchaser shall not, and shall cause EnergySolutions and its subsidiaries not to:
(i)	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(ii)
issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Equity Securities in EnergySolutions or its subsidiaries; or

(iii)	change in any material respect any method of accounting or accounting policy used by it except any change required by reason of a change in GAAP or Applicable Law.
Section 6.03        Reasonable Best Efforts; Regulatory and Other Approvals; Andrews County Lease Termination Steps.  During the Interim Period and not later than the Closing:
(a)            Each Party shall, in order to consummate the transactions contemplated by this Agreement, (i) use commercially reasonable efforts to take all steps necessary to obtain Purchaser's Approvals and to make all filings required to be made by it with, and to give all required notices to, all applicable Governmental Authorities or other Persons, in each case as promptly as practicable and (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith.

(b)            In addition:
(i)
Promptly after the date of this Agreement, the Company shall notify Andrews County of its exercise, subject to the occurrence of the Closing, of the Reconveyance Option (as defined in and pursuant to Section 10.2 of the Andrews County Lease).  At or prior to Closing, Purchaser shall irrevocably deposit with the Title Company (as defined in the Andrews County Lease) the Reconveyance Amount (as defined in the Andrews County Lease). In connection with the exercise of the Reconveyance Option, the Parties shall cooperate and take all commercially reasonable actions, in collaboration with Andrews County, necessary to complete (A) the termination of the Andrews County Lease on the Option Reconveyance Date (as defined in the Andrews County Lease), including the termination of all of the covenants contained in the Andrews County Lease, the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement, (B) the reconveyance of the Leased Assets (as defined in the Andrews County Lease) by Andrews County to the Company pursuant to the Reconveyance Documents (as defined in the Andrews County Lease), (C) the release by Andrews County of all Andrews County Support Obligations and all other Liens existing under the Andrews County Lease Obligations, (D) the return to the applicable pledging parties of any collateral pledged pursuant to the Andrews County Support Obligations (including the collateral pledged under the ACH Pledge Agreement (as defined in the Andrews County Lease), the Contran Pledge Agreement (as defined in the Andrews County Lease) and the membership interest certificate representing the Subject Securities, in each case, duly endorsed in blank or accompanied by duly executed assignment documents, (E) the delivery by Andrews County of the Reconveyance Documents (as defined in the Andrews County Lease) and (F) the return by Andrews County to the Company of the Prepaid Rent Deposit (as defined in the Andrews County Lease), all effective as of the Closing.  Seller shall use the collateral received by it in connection with the release of the ACH Pledge Agreement (as defined in the Andrews County Lease) to fulfill its obligation to deliver the Subject Securities to Purchaser at the Closing pursuant to Section 2.01(a). The steps and results specified in the four immediately preceding sentences (which, other than clause (F), shall be conditions to the obligations of Seller and Purchaser to consummate the Closing of the transactions contemplated by this Agreement as provided in Sections 7.05 and 8.08) are collectively referred to herein as the "Andrews County Lease Termination Steps".

(ii)
Each Party shall prepare, as soon as is practical following the execution of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party under the HSR Act or any other Applicable Laws.  Each Party shall submit such filings as soon as practicable, but in no event later than ten (10) Business Days (subject to extension by mutual agreement) after the execution of this Agreement.  The Parties shall promptly furnish each other with copies of any notices, correspondence or other written communication from the relevant Governmental Authority, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings as is reasonably necessary and appropriate.  Subject to the remaining provisions of this Section 6.03(b)(i), each Party shall have the right to review in advance all information related to Seller, the Company or Purchaser, as applicable, and the transactions contemplated by this Agreement with respect to any filing made by the other Party in connection with the transactions contemplated by this Agreement.  Notwithstanding anything to the contrary contained herein, for any information exchanged under this Section 6.03, it is understood that the Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 6.03 or any subsection thereof as "outside counsel only".  Subject to the mutual agreement of the Parties concerning such procedures as shall be necessary to protect the confidential nature of any such information, such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided that materials provided pursuant to this Section 6.03 or any subsection thereof may, to the extent permitted by law or Governmental Authority, be redacted (A) to remove references concerning the valuation of the transactions contemplated hereby, (B) as necessary to comply with contractual arrangements with third parties and (C) as necessary to address reasonable privilege concerns. The parties hereto agree to take information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.03 in a manner so as to preserve the applicable privilege.

(iii)
Each Party shall use its reasonable best efforts to (A) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under applicable Antitrust Laws; (B) keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party under applicable Antitrust Laws, in each case regarding any of the transactions contemplated hereby; and (C) permit the other Party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority or, in connection with any proceeding by a private party under applicable Antitrust Laws, with any other Person, and to the extent permitted by the Federal Trade Commission, the Antitrust Division of the Department of Justice or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law.

(iv)
Purchaser (x) shall cooperate in good faith with all Governmental Authorities, (y) shall not take any action that could reasonably be expected to adversely affect the approval of any Governmental Authority of any of the aforementioned filings, and (z) shall undertake promptly any and all action within its control required to complete lawfully the transactions contemplated by this Agreement prior to the Termination Date, including without limitation, taking any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade, the creation or strengthening of a dominant position or the significant impediment of effective competition or similar effects (collectively "Antitrust Laws") to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Authority, in each case, to cause the transactions contemplated by this Agreement prior to the Termination Date, including (A) compliance with any request by any Governmental Authority for information during or after the initial HSR Act waiting period and taking any and all actions necessary to contest and defend against any administrative or judicial action brought by the Department of Justice, the Federal Trade Commission, or any other Governmental Authority that threatens to prevent, prohibit, or delay the consummation of the transaction contemplated by this Agreement, and (B) proffering and consenting to an Order providing for the sale or other disposition, or the holding separate, of assets, businesses or interests of the Company or of Purchaser or any of its subsidiaries in order to remedy any concerns that any Governmental Authority may have, or proffering and consenting to any other restriction, prohibition or limitation on any assets, businesses or interests of the Company or of Purchaser or any of Purchaser's subsidiaries in order to remedy any such concerns, except, in each case, as would be reasonably likely to result in a Burdensome Condition.  As used herein, "Burdensome Condition" means a requirement to divest, in whole or in part, any of the following: Purchaser's (or its subsidiaries') landfill infrastructure in Clive, Utah or Barnwell, SC, or the Company's landfill infrastructure in Andrews County, Texas.  Seller (x) shall cooperate in good faith with all Governmental Authorities, (y) shall not take any action that could reasonably be expected to adversely affect the approval of any Governmental Authority of any of the aforementioned filings, and (z) shall undertake promptly any and all action within its control required to complete lawfully the transactions contemplated by this Agreement prior to the Termination Date, including (A) taking any commercially reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with the Antitrust Actions to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Authority, in each case, to cause the transactions contemplated by this Agreement prior to the Termination Date and (B) cooperating in good faith with Purchaser's performance of its obligations under this Section 6.03(b)(iii).  The entry by any Governmental Authority in any legal proceeding of an Order permitting the consummation of the transactions contemplated by this Agreement, but which is subject to certain conditions or requires Purchaser or its subsidiaries to take any action, including any restructuring of the assets, businesses or interests of the Company or of Purchaser or its subsidiaries (other than any Burdensome Conditions) shall not be deemed a failure to satisfy the conditions specified in Section 7.02, Section 7.04, Section 7.05, Section 8.02, Section 8.04, or Section 8.05.

Section 6.04                                        Employees; Employee Benefits.
(a)            For a period of twelve (12) months following the Closing Date, Purchaser or its subsidiaries shall provide each employee of the Company who remains employed by the Company immediately prior to the Closing (each, a "Company Employee") with (i) compensation (excluding 401(k) matches) that is at least as favorable in the aggregate to the compensation (excluding 401(k) matches) provided to such Company employee immediately prior to the Closing Date, as set forth in a schedule that has been delivered to Purchaser on or prior to the date hereof (which may be updated solely in accordance with its terms or this Agreement), (ii) benefits, other than medical benefits, that are substantially similar in the aggregate to the benefits (other than medical benefits) provided to similarly situated employees of Purchaser and its subsidiaries during such period and (iii) medical benefits that are at least as favorable in the aggregate to the medical benefits provided to such Company Employee immediately prior to the Closing Date.  For the avoidance of doubt, each Company Employee shall retain any paid time off he or she has accrued at the time of the Closing and shall continue to accrue paid time off for the duration of the twelve (12)-month period at the greater of (i) the Company's standard paid time off accrual rate or (ii) Purchaser's standard paid time off accrual rate.
(b)            From and after the Closing, Purchaser shall give or cause to be given to each Company Employee full credit for purposes of eligibility to participate, vesting and level of benefits under each employee benefit plan, program or arrangement established or maintained by Purchaser under which Company Employees are eligible to participate on or after the Closing for service accrued or deemed accrued on or prior to the Closing with the Company to the same extent that such credit was recognized by the Company under the comparable Benefit Plans immediately prior to the Closing; provided, however, that (i) no such credit shall be provided to the extent that such credit would result in any duplication of benefits for the same period of service and (ii) no such credit shall be provided for purposes of benefit accrual under any defined benefit pension plan.
(c)            With respect to each welfare benefit plan, program or arrangement maintained, sponsored or contributed to by Purchaser after the Closing (collectively, the "Purchaser Welfare Benefit Plans") in which any Company Employee may be eligible to participate on or after the Closing, Purchaser shall use commercially reasonable efforts to (i) waive, or cause its affiliates or insurance carrier to waive, all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods, if any, with respect to participation and coverage requirements applicable to each Company Employee to the same extent satisfied or waived under a comparable Benefit Plan, and (ii) provide or cause its affiliates to provide full credit to each Company Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Company Employee under the comparable Benefit Plan during the relevant plan year up to and including the Closing as if such amounts had been paid under such Purchaser Welfare Benefit Plan.

(d)            Notwithstanding anything in this Section 6.04 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Benefit Plan or any employee benefit plan of  Purchaser or any of its affiliates, or shall limit the right of Purchaser or any of its affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan following the Closing Date.  Seller and Purchaser acknowledge and agree that all provisions contained in this Section 6.04 are included for their sole benefit, and that nothing in this Section 6.04, whether express or implied, shall create any third party beneficiary or other rights: (i) in any other Person, including any Company Employee, any participant in any Benefit Plan or employee benefit plan of Purchaser or any of its affiliates, or any dependent or beneficiary thereof, or (ii) to continued employment with Purchaser or any of its affiliates or to any particular term or condition of employment.
Section 6.05     No Negotiations.  During the Interim Period, Seller shall not, and shall not authorize or permit any of its Affiliates or Representatives to, directly or indirectly: (a) solicit or initiate an Alternative Transaction (as defined below), or take any action to knowingly facilitate or encourage any inquiries or the making of any proposal from a Person or group of Persons that would constitute, or would reasonably be expected to lead to, an Alternative Transaction; (b) enter into or participate in any discussions or negotiations with any Person or group of Persons regarding an Alternative Transaction; (c) furnish non-public information relating to the Company to any Person or group of Persons, other than in connection with the operation of the business in the ordinary course of business; or (d) enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any confidentiality agreement, letter of intent, term sheet or other similar document, relating to an Alternative Transaction, and Seller shall, and shall cause their Representatives to, immediately cease all existing discussions and negotiations, if any, with any Person with respect to or in connection with an Alternative Transaction.  As used in this Section 6.05, the term "Alternative Transaction" means any direct or indirect sale of the Company or ten percent (10%) or more of the Equity Securities or assets of the Company.
Section 6.06        Further Assurances; Post-Closing Cooperation.
(a)            Upon the terms and subject to the conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Applicable Law, to fulfill its obligations under this Agreement.
(b)            Following the Closing, each Party shall afford the other Parties and their Representatives, during normal business hours, reasonable access to the books, records and other data relating to the business or financial or operating condition of the Company in its possession with respect to periods prior to the Closing Date and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting Party in connection with (i) compliance with the requirements of any Governmental Authority or (ii) any actual or threatened Action.  Further, Purchaser agrees for a period of seven (7) years after the Closing Date, not to destroy or otherwise dispose of any books, records and other data unless it first offers by notice to Seller to surrender such books, records and other data to Seller and Seller does not agree in writing to take possession thereof, at its cost and expense, during the ten (10) day period after such offer is made.

(c)            If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with Governmental Authorities or its financial statements or to fulfill its obligations under this Agreement, it is necessary that Seller be furnished with additional information, documents or records relating to the business or financial or operating condition of the Company, and such information, documents or records are in the possession or control of Purchaser or its Affiliates, Purchaser agrees to use commercially reasonable efforts to furnish or make available such information, documents or records (or copies thereof) at Seller's request, cost and expense.
(d)            Notwithstanding anything to the contrary contained in this Section 6.06, if the Parties are in an adversarial relationship in any Action, the furnishing of information, documents or records in accordance with any provision of this Section 6.06 shall be subject to applicable rules relating to discovery.
Section 6.07       Support Obligation Release and Related Purchaser Covenants.
(a)            Purchaser shall use commercially reasonable efforts to obtain the full and unconditional release, effective as of the Closing, of each of Seller and its Non-Company Affiliates from any obligation or Liability of or related to the Company pursuant to any of the Support Obligations, together with any increases subsequent to the date of this Agreement to any such Support Obligations not to exceed 10% in the aggregate (unless otherwise agreed to by Seller and Purchaser), which are outstanding as of the Closing ("Closing Date Support Obligations"), including the termination and redelivery to Seller or its Non-Company Affiliates of each original guaranty, letter of credit or other instrument constituting or evidencing such Closing Date Support Obligations or any collateral pledged as security in respect of any such Closing Date Support Obligation, other than the restricted cash on the Company's Balance Sheet related to the Company's Support Obligations set forth as Items A.3.a and A.4.a on Schedule 4.03(c) and increases made in the ordinary course of business consistent with past practice with respect thereto prior to the Closing (collectively, the "Support Obligation Release").
(b)            Purchaser shall fulfill its obligations under Section 6.07(a) to obtain the Support Obligation Release only by:
(i)	furnishing a letter of credit to replace each Closing Date Support Obligation, on terms and conditions that are mutually agreeable to Purchaser and the applicable beneficiary; or
(ii)
posting of cash or a surety or performance bond to replace each Closing Date Support Obligation, on terms and conditions that are mutually agreeable to Purchaser and the applicable beneficiary; and in the case of (i) or (ii) also

(iii)
causing the beneficiary or beneficiaries of the Closing Date Support Obligations to terminate and redeliver to Seller or its Non-Company Affiliates each original copy of each original guaranty, letter of credit or other instrument constituting or evidencing such Closing Date Support Obligations or any collateral pledged as security in respect of any such Closing Date Support Obligation.

(c)            If, as of the Closing, Purchaser is not successful, following the use of commercially reasonable efforts, in obtaining the complete Support Obligation Release, then Purchaser shall cause the following to occur in respect of each Closing Date Support Obligation that has not been fully and unconditionally released, terminated and redelivered (as required for a Support Obligation Release) as of the Closing (each such Closing Date Support Obligation, until such time as a Support Obligation Release has been obtained in respect of such Closing Date Support Obligation, a "Continuing Support Obligation"):
(i)	from and after the Closing, Purchaser shall use commercially reasonable efforts to obtain promptly a Support Obligation Release of each Continuing Support Obligation;
(ii)
Purchaser shall indemnify and hold harmless Seller and each Non-Company Affiliate for any Liabilities incurred or suffered by Seller or any Non-Company Affiliate in connection with each Continuing Support Obligation that relates to any action or inaction by the Company (or its Affiliates, Representatives, subcontractors, or agents) after the Closing;

(iii)
Purchaser shall not and shall cause the Company not to, effect any amendments or modifications or any other changes to the Contracts, Permits or obligations to which any of the Continuing Support Obligations relate, or to otherwise take any action, in each case that increases, extends or accelerates the liability of Seller or the Non-Company Affiliates under any Continuing Support Obligation;

(iv)
from and after the Closing, to the extent any increase in any  Continuing Support Obligation is required pursuant to any Contract, Permit or obligation to which any of the Continuing Support Obligations relate, or any new credit support obligation is required by any Contract, Permit or obligation of the Company, Purchaser shall satisfy any and all such increases and new credit support obligations, and Seller shall have no obligations with respect thereto; and

(v)
On the last Business Day of each one (1) month period following the Closing Date until such time as no Continuing Support Obligations remain outstanding and a Support Obligation Release has been obtained in respect of each Continuing Support Obligation, Purchaser shall pay Seller or its designee a fee in respect of each Continuing Support Obligation, with such fee determined as follows:  on the last Business Day of the first one (1) month period following the Closing Date, the fee shall be calculated at a rate of one and seven-eighths percent (1.875%) (on a per annum basis) on the aggregate dollar amount of each Continuing Support Obligation outstanding as of such date, and the rate of such fee shall increase by an additional one and one-quarter percent (1.25%) (on a per annum basis) on the last Business Day of each subsequent one (1) month period after such initial one (1) month period after the Closing Date with respect to any such Continuing Support Obligation that remains outstanding up to a maximum rate of nine percent (9%) on a per annum basis; provided, however, that if the rate for calculating any fee payable under this Section 6.07(c)(v) would exceed the highest rate permitted under Applicable Law, then the rate shall be automatically reduced to the maximum lawful rate.

(d)            Notwithstanding anything in this Agreement to the contrary, Seller and each Non-Company Affiliate may not terminate, breach, violate, amend or modify any Continuing Support Obligations at any time after the Closing Date until such Continuing Support Obligations terminate or expire by their terms or by consent of the applicable beneficiary or are replaced pursuant to this Section 6.07.
(e)            After the date hereof and prior to the Closing, Seller and Purchaser, acting jointly and on a coordinated basis under the direction of Seller, shall have the right to contact and have discussions with each beneficiary of a Closing Date Support Obligation in order to satisfy its obligations under this Section 6.07.
(f)            If (i) Purchaser is unable to obtain a Support Obligation Release of any Continuing Support Obligation, or (ii) upon any draw, request or call by any applicable Governmental Authority or other applicable party of any Continuing Support Obligation as a result of an action or inaction by the Company, in each case on or prior to the six (6) month anniversary of the Closing Date, Purchaser shall deliver cash, in immediately available U.S. funds, to be held in an escrow account with a bank meeting the Minimum Issuer Requirements ("Escrow Bank") pursuant to an escrow agreement reasonably satisfactory to Purchaser and Seller, in an amount equal to the aggregate dollar amount of all outstanding Continuing Support Obligations ("Escrow Funds"); provided, however, if the Escrow Bank fails to maintain the Minimum Issuer Requirements, or resigns as escrow agent for the Escrow Funds, then the Parties shall cooperate to have the Escrow Funds transferred to a different Escrow Bank that meets the Minimum Issuer Requirements pursuant to an escrow agreement reasonably satisfactory to Purchaser and Seller. Any escrow agreement entered into in accordance with this Section 6.07(g) shall provide for (i) the applicable amount of Escrow Funds to be released to Seller upon the draw, request or call by any applicable Governmental Authority of a Continuing Support Obligation, (ii) the applicable amount of Escrow Funds to be released to Purchaser promptly following each time a Support Obligation Release of any such Continuing Support Obligation is obtained and (iii) the entirety of the then-remaining Escrow Funds to be released to Seller in full satisfaction of all of Purchaser's obligations under this Section 6.07 on the date that is the five hundred and fortieth (540th) day after the date such funds are initially placed with the Escrow Bank in accordance with the first clause of this Section 6.07(g) (provided, that any Continuing Support Obligations with respect to which Purchaser has been unable to obtain a Support Obligation Release as of such date shall remain outstanding until Seller shall determine to use such released Escrow Funds to cash fund any such Continuing Support Obligations).
(g)            Purchaser agrees to deliver written notice to Seller within five (5) Business Days of obtaining Knowledge that (i) the issuer of a Letter of Credit fails to meet the Minimum Issuer Requirements, (ii) the surety of a surety or performance bond fails to maintain a Credit Rating of Investment Grade or (iii) the Escrow Bank fails to meet the Minimum Issuer Requirements.

(a)            Termination of Affiliate Transactions.  Effective at the Closing, Seller shall cause all of the Affiliate Transactions to be terminated without any termination fees payable by the Company or any costs or other Liability assessed to Purchaser or its Affiliates thereunder (including the Company); provided that the foregoing shall not affect the services to be provided pursuant to the Transition Services Agreement and the payments to be made thereunder.
Section 6.09    Supplemental Disclosure.  Seller may from time to time prior to the Closing Date supplement or amend Seller's Disclosure Schedule with respect to any matter arising after the date of this Agreement that, if existing or known at the date of this Agreement, would have been required to be set forth or described in Seller's Disclosure Schedule.  Any such supplemental or amended disclosure shall not be deemed to have cured any such breach of any representation or warranty made in this Agreement for purposes of determining whether or not the conditions set forth in ARTICLE 7 have been satisfied.  If the item so disclosed would entitle Purchaser to terminate this Agreement pursuant to Section 12.01(c) (and Seller acknowledges such in writing) and Purchaser does not exercise such right within ten (10) Business Days after its receipt of such supplemented or amended disclosure, then such matters set forth in such supplemental or amended disclosure shall be deemed to be waived by Purchaser for all other purposes of this Agreement.
Section 6.10   Auditor Access.  If the Closing Date shall have occurred on or prior to the date that Seller Guarantor shall have filed its Annual Report on Form 10-K for the year ended December 31, 2015 with the Securities and Exchange Commission, Purchaser shall provide the Historical Auditor with such access to the books and records and employees of the Company as the Historical Auditor deems necessary, in its reasonable judgment, including making the books and records of the Company available for the Historical Auditor to review and copy, as it deems necessary in its reasonable judgment, and shall furnish the Historical Auditor with any other information that it reasonably deems relevant in conjunction with the Historical Auditor's audit of the consolidated financial statements of Seller Guarantor for the year ended December 31, 2015 in order for such consolidated financial statement of Seller Guarantor to be included in Seller Guarantor's timely filed Annual Report on Form 10-K for the year ended December 31, 2015 with the Securities and Exchange Commission, in each case, at Seller's cost and expense.  If the Closing Date shall have occurred on or prior to the date that the Historical Auditor shall have completed its audit of the Company's financial statement for the year ended December 31, 2015, and assuming the Historical Auditor is permitted under its applicable professional standards to complete such audit subsequent to the Closing Date, Purchaser shall provide the Historical Auditor with such access to the books and records and employees of the Company as the Historical Auditor deems necessary, in its reasonable judgment, including making the books and records of the Company available for the Historical Auditor to review and copy, as it deems necessary in its reasonable judgment, and shall furnish the Historical Auditor with any other information that it reasonably deems relevant in order to permit the Historical Auditor to complete its audit of the financial statements of the Company for the year ended December 31, 2015, in each case, at Seller's cost and expense.

Section 6.11       Management Committee and Officer Resignations.  At or prior to Closing, Seller shall deliver to Purchaser evidence in a form and substance reasonably satisfactory to Purchaser of the resignations or removals of each of the management committee members and officers of the Company.
Section 6.12         Insurance Matters.
(a)            At Seller's sole cost and expense, Seller shall cause to be obtained a prepaid insurance and indemnification policy (i.e., tail coverage) at or prior to Closing with a term of six (6) years that provides coverage with respect to directors' and officers' liability and fiduciary liability with terms, limits and conditions that are no less favorable to the Company and its directors and officers than the applicable corresponding Insurance Policies, in each case, solely with respect to claims associated with Losses that occurred or were suffered prior to the Closing Date.
(b)            If any claims are made or Losses occur or were suffered prior to the Closing Date that relate to the Company or any of its directors or officers in his or her capacity as such at the Company and that may be made under Seller's property or excess casualty insurance policies (the "Maintained Policies"), then such claims, or claims associated with such Losses, may be made against the Maintained Policies, and Seller shall use its commercially reasonable efforts to ensure that, after the Closing Date, Purchaser can file, notice and otherwise continue to pursue such claims and seek to have proceeds paid pursuant to the terms of such Maintained Policies.  Seller agrees to otherwise cooperate with Purchaser or its Affiliates to make the coverage benefits of any Maintained Policies available to Purchaser or its Affiliates, at the cost and expense of Purchaser or its Affiliates.
(c)            Seller shall provide reasonable assistance at the expense of Purchaser or its Affiliates with respect to Purchaser's transition of any Insurance Policies maintained by the Company that Purchaser decides to maintain after the Closing.
ARTICLE 7
 CONDITIONS TO OBLIGATIONS OF PURCHASER
The obligation of Purchaser to consummate the Closing is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

Section 7.01           Representations and Warranties.
(a)            The representations and warranties made by Seller in ARTICLE 3 and ARTICLE 4 (other than those in 3.01, 3.02, 4.01, 4.02 and Section 4.23 (the "Seller Specified Representations")) (in each case, without giving effect to any qualification of "material", "material respects" or "Company Material Adverse Effect") shall be true and accurate on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate as of such date), except where the failure of such representations and warranties to be so true and accurate does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)            The Seller Specified Representations shall be true and accurate in all respects on and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate in all respects as of such date.
Section 7.02        Performance.  Seller shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before the Closing.
Section 7.03      Officer's Certificate.  Seller shall have delivered to Purchaser at the Closing a certificate of an officer of Seller, dated as of the Closing Date, certifying that the conditions set forth in 7.01 and 7.02 have been satisfied.
Section 7.04        Orders and Applicable Laws.  There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
Section 7.05     Andrews County Lease Termination Steps and Support Obligation Release.  The Andrews County Lease Termination Steps (other than the return by Andrews County to the Company of the Prepaid Rent Deposit) shall have been completely fulfilled as provided in Section 6.03(b) such that (a) all Andrews County Lease Obligations and other Liens existing under the Andrews County Lease Obligations shall have been released, (b) the Option Reconveyance Date shall have occurred and the termination of the Andrews County Lease shall have been completed (including the termination of all of the covenants contained in the Andrews County Lease, the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement), in each case, prior to or concurrently with the Closing and (c) Purchaser shall have received (i) all of the Reconveyance Documents (as defined in the Andrews County Lease), and (ii) the membership interest certificate representing the Subject Securities, duly endorsed in blank or accompanied by duly executed assignment documents.
Section 7.06        HSR Act.  The waiting period under the HSR Act (and any extensions thereof) applicable to the transactions contemplated by this Agreement shall have expired or been terminated.

Section 7.07         Amended Stockholders Agreement.  Seller shall have delivered to Purchaser at the Closing a duly executed copy of the Amended Stockholders Agreement.
Section 7.08         Transition Services Agreement.  Seller shall have delivered to Purchaser at the Closing a duly executed copy of the Transition Services Agreement.
Section 7.09         No Company Material Adverse Effect.  From the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.
Section 7.10         Capital Contributions.  Seller shall have contributed to the equity of the Company the outstanding balance of the Intercompany Revolving Credit Facility (including principal and any accrued and unpaid interest, premiums and other amounts) outstanding immediately prior to the Closing Date, and such Intercompany Revolving Credit Facility shall have been subsequently cancelled. In addition, Seller Guarantor shall have caused any other Liabilities of the Company owed to Seller or any Non-Company Affiliate to have been contributed to the equity of the Company.
Section 7.11         Certain Contract Matters.  If, between the date of this Agreement and the Closing, the Company shall have entered into a binding agreement related to the decommissioning of the San Onofre Nuclear Generating Station or the Vermont Yankee Nuclear Reactor (each a "Decommissioning Project"), then, at least five (5) Business Days before the Closing Date, Seller shall have provided the Clean Team with executed copies of such agreements and the Clean Team shall have confirmed that such agreements do not contain binding terms regarding (i) any fixed price payment provisions without regard to volume in consideration for the Company's services, or (ii) provisions by which the Company is agreeing to share in any losses of a third party related to such Decommissioning Project, other than on-site services (including without limitation characterization, profiling or other waste services), processing, packaging, waste disposal or transportation services.  No later than two (2) Business Days prior to the Closing Date, the Clean Team shall either (a) notify Purchaser and Seller if it believes that the conditions set forth in (i) and (ii) above have not been satisfied and consult with Seller regarding such conditions, or (b) provide written confirmation to Purchaser and Seller that the conditions set forth in (i) and (ii) above have been satisfied.
ARTICLE 8
 CONDITIONS TO OBLIGATIONS OF SELLER
The obligation of Seller to consummate the Closing is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in their sole discretion):
Section 8.01     Representations and Warranties.
(a)            The representations and warranties made by Purchaser in ARTICLE 5 (other than those set forth in Section 5.02 and Section 5.08) (in each case, without giving effect to any qualification of "material", "material respects" or "Purchaser Material Adverse Effect") shall be true and accurate on and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate as of such date), except where the failure of such representations and warranties to be so true and accurate does not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)            The representations and warranties made by Purchaser in Section 5.02 and Section 5.08 shall be true and accurate in all respects on and as of the Closing Date as though made on and as of the Closing Date, except for such representations and warranties that are made as of a specific date, which representations and warranties shall be true and accurate in all respects as of such date.
Section 8.02    Performance.  Purchaser shall have performed and complied, in all material respects, with all agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing, including the delivery of the Base Cash Purchase Price to Seller at the Closing.
Section 8.03    Officer's Certificate.  Purchaser shall have delivered to Seller at the Closing a certificate of an officer of Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Section 8.01 and Section 8.02 have been satisfied.
Section 8.04    Orders and Applicable Laws.  There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
Section 8.05    HSR Act.  The waiting period under the HSR Act (and any extensions thereof) applicable to the transactions contemplated by this Agreement shall have expired or been terminated.
Section 8.06    Amended Certificate of Incorporation, Amended Stockholders Agreement and Stock Certificate.  Purchaser shall have delivered to Seller at the Closing (a) the Amended Certificate of Incorporation as filed with and certified by the Secretary of State of the State of Delaware, (b) a duly executed copy of the Amended Stockholders Agreement signed by Purchaser and the stockholders of Purchaser (other than Seller), and (c) a certificate representing all of the Series A Shares in accordance with Section 2.01(b)(ii).
Section 8.07    Transition Services Agreement. Purchaser shall have delivered to Seller at the Closing a duly executed copy of the Transition Services Agreement.
Section 8.08    Andrews County Lease Termination Steps and Support Obligation Release.  The Andrews County Lease Termination Steps (other than the return by Andrews County to the Company of the Prepaid Rent Deposit) shall have been completely fulfilled as provided in Section 6.03(b) such that (a) all Andrews County Lease Obligations and other Liens existing under the Andrews County Lease Obligations shall have been released, (b) the Option Reconveyance Date shall have occurred and the termination of the Andrews County Lease shall have been completed (including the termination of all of the covenants contained in the Andrews County Lease, the Guaranty, the ACH Pledge Agreement and the Contran Pledge Agreement), in each case, prior to or concurrently with the Closing and (c) Purchaser shall have received (i) all of the Reconveyance Documents (as defined in the Andrews County Lease), and (ii) the membership interest certificate representing the Subject Securities, duly endorsed in blank or accompanied by duly executed assignment documents.

Section 8.09       Replacement of Guaranty.  Valhi Holding Company, a Delaware corporation and a parent company of Seller Guarantor, shall have been fully and unconditionally released, effective on or prior to the Closing, from any obligation or Liability under the Permit Support Obligations referenced in item (A) (1)(a), (b) and (c) of Schedule 4.03(c), including the termination and redelivery of each original guaranty.
ARTICLE 9
 SURVIVAL; INDEMNIFICATION
Section 9.01       Survival of Certain Representations and Warranties.  The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall survive for a period of eighteen (18) months after the Closing Date and there shall be no liabilities or obligations with respect thereto from and after such date, except for (i) covenants and agreements that by their terms are to be performed after Closing, which shall survive until fully performed, (ii) Seller Specified Representations, and the representations and warranties contained in Section 4.06, which shall survive until the date that is sixty (60) days after the expiration of the applicable statute of limitations and (iii) the representations and warranties contained in Section 4.16, which shall survive for a period of thirty-six (36) months after the Closing Date, and there shall be no liabilities or obligations with respect thereto from and after such date; provided, however that any claim made or asserted by a Person within the applicable survival period shall continue to survive with respect to such claim until such claim is finally resolved and all obligations with respect thereto are fully satisfied.
Section 9.02       Indemnification by Seller.
(a)            From and after the Closing, subject to the other provisions of this ARTICLE 9, Seller (and Seller Guarantor pursuant to the Seller Guarantee) agrees to indemnify Purchaser and its officers, directors, employees and Affiliates (including the Company) (collectively, the "Indemnified Purchaser Entities") and to hold each of them harmless from and against, any and all Indemnifiable Losses suffered, paid or incurred by any such Indemnified Purchaser Entity (i) arising from any breach of any of the representations and warranties made by Seller to Purchaser in ARTICLE 3 and ARTICLE 4 or in the certificate delivered pursuant to Section 7.03 (provided that, for purposes of determining the existence of any such breach and the calculation of Indemnifiable Losses with respect to such breach, any "material", "materiality", "material respects", or "Company Material Adverse Effect" qualifiers shall be disregarded), (ii) arising from or relating to any breach by Seller of any of its covenants or agreements contained in this Agreement, (iii) arising from or relating to any (x) Taxes (or the nonpayment thereof) of Seller and its Affiliates (other than Taxes of the Company) attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period or (y) Taxes (or the nonpayment thereof) imposed on or with respect to the Company attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period or (iv) that are Transaction Expenses.

(b)            Notwithstanding anything to the contrary contained in this Section 9.02, the Indemnified Purchaser Entities shall be entitled to indemnification:
(i)
with respect to any claim for indemnification pursuant to Section 9.02(a)(i), only if the aggregate Indemnifiable Losses to all Indemnified Purchaser Entities with respect to all such claims exceeds four million five hundred fifty thousand dollars ($4,550,000) (the "Deductible"), whereupon Seller shall be obligated to pay in full all such Indemnifiable Losses in excess of the amount of the Deductible; provided, however, that if Indemnifiable Losses in respect of any claim for indemnification pursuant to Section 9.02(a)(i) arising out of a specific breach do not exceed $50,000, then such amounts shall not be entitled to indemnification hereunder and shall not be included for purposes of determining whether the Deductible has been exceeded; provided, further, that the limitations set forth in this Section 9.02(b)(i) shall not apply to any indemnification obligations of Seller arising under Section 9.02(a)(i) related to the Seller Specified Representations or the representations and warranties contained in Section 4.06; and

(ii)	only if such claims are made on or before the expiration of the survival period set forth in Section 9.01 for the applicable representation, warranty, covenant or agreement.
(c)            Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Indemnified Purchaser Entities be entitled to indemnification for Indemnifiable Losses arising under Section 9.02(a)(i) in excess of ten percent (10%) of the Base Cash Purchase Price (the "Cap") in the aggregate; provided, however, that such limitation shall not apply to any indemnification obligations of Seller arising under Section 9.02(a)(i) related to the Seller Specified Representations or the representations and warranties contained in Section 4.06; provided, further, that the aggregate indemnification for all Indemnifiable Losses, including with respect to indemnification obligations of Seller arising under Section 9.02(a) related to the Seller Specified Representations or the representations and warranties in Section 4.06, shall not exceed the Base Cash Purchase Price.

Section 9.03      Indemnification by Purchaser.
(a)            From and after the Closing Date, subject to the other provisions of this ARTICLE 9, Purchaser agrees to indemnify Seller and its officers, directors, employees and Affiliates (collectively, the "Indemnified Seller Entities") and to hold each of them harmless from and against, any and all Indemnifiable Losses suffered, paid or incurred by any such Indemnified Seller Entity and (i) arising from any breach of any of the representations and warranties made by Purchaser in ARTICLE 5 or in the certificate delivered pursuant to Section 8.03 (provided that, for purposes of determining the existence of any such breach and the calculation of Indemnifiable Losses with respect to such breach, any "material", "materiality", "material respects", or "Purchaser Material Adverse Effect" qualifiers shall be disregarded) or (ii) arising from or relating to any breach by Purchaser of any of its covenants or agreements contained in this Agreement.
(b)            Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Indemnified Seller Entities be entitled to aggregate Indemnifiable Losses in excess of the Aggregate Consideration.
Section 9.04        Indemnification Procedures.
(a)            If an Indemnified Purchaser Entity or an Indemnified Seller Entity (each, an "Indemnified Entity") believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this ARTICLE 9 (whether or not the amount of Indemnifiable Losses relating thereto is then quantifiable), such Indemnified Entity shall assert its claim for indemnification by giving written notice thereof (a "Claim Notice") to the party from which indemnification is sought (the "Indemnifying Entity") (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a claim, suit, action or proceeding brought by a Person that is not a Party or affiliated with any Party (a "Third Party"), within ten (10) Business Days following receipt of notice of such claim, suit, action or proceeding by such Indemnified Entity, or (ii) if the event or occurrence giving rise to such claim for indemnification is not, or does not relate to, a claim, suit, action or proceeding brought by a Third Party, as promptly as practicable after the discovery by the Indemnified Entity of the circumstances giving rise to such claim for indemnity; provided, however, that in each of the cases in clauses (i) and (ii), that the failure to notify or delay in notifying Seller or Purchaser, as the case may be, shall not relieve the Indemnifying Entity of its obligations pursuant to this ARTICLE 9, except to the extent that such Indemnifying Entity is prejudiced as a result thereof.  Each Claim Notice shall describe the claim in reasonable detail.
(b)            Upon receipt by an Indemnifying Entity of a Claim Notice in respect of an action or claim of a Third Party, the Indemnifying Entity shall be entitled to assume and have sole control over the defense of such action or claim at its sole cost and expense (subject to the last sentence of this Section 9.04(b)) and with its own counsel but only if (i) it gives notice of its intention to assume the defense of such action or claim with counsel of its own choosing within thirty (30) days after the receipt of such Claim Notice from the Indemnified Entity (provided, however, that the Indemnifying Entity's retention of counsel shall be subject to the written consent of the Indemnified Entity, which consent shall not be unreasonably withheld, conditioned or delayed), (ii) the Third Party Claim does not seek injunctive relief against an Indemnified Entity, and (iii) the Indemnifying Entity does not fail to conduct the defense of the Third Party Claim.  If the Indemnifying Entity assumes the defense of any such claim or litigation arising therefrom, the Indemnified Entity shall reasonably cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the Indemnifying Entity's request) the provision to the Indemnifying Entity of records and information that are reasonably requested by the Indemnifying Entity or that are reasonably relevant to such claim or litigation, and making employees available on a mutually convenient basis during normal business hours to provide reasonable additional information and explanation of any material provided hereunder.  If the Indemnifying Entity assumes the defense of such claim or litigation, the Indemnified Entity may participate in such defense at the Indemnified Entity's expense, which shall include counsel of its choice.  If the Indemnifying Entity assumes the defense of such a Third Party Claim, the Indemnifying Entity shall be entitled to negotiate a settlement or compromise of such action or claim; provided, however, that (x) such settlement or compromise shall only involve the payment of monetary damages by the Indemnifying Entity and shall include a full and unconditional waiver and release by the Third Party of all Indemnified Entities, (y) any such settlement or compromise that does not satisfy the requirements of clause (x) shall be permitted only with the written consent of the Indemnified Entity, which consent shall not be unreasonably withheld, conditioned or delayed, and (z) if the Indemnifying Entity does not acknowledge the obligation to indemnify the Indemnified Entity with respect to such settlement, then such settlement shall be permitted only with the written consent of the Indemnified Entity, which consent shall not be unreasonably withheld, conditioned or delayed.  If, within thirty (30) days of receipt from an Indemnified Entity of any Claim Notice with respect to a Third Party action or claim, the Indemnifying Entity (i) advises such Indemnified Entity in writing that the Indemnifying Entity shall not elect to defend, settle or compromise such action or claim, (ii) is not entitled to assume and Control the defense of such action or claims or (iii) fails to make such an election in writing, such Indemnified Entity may, at its option, defend, settle or otherwise compromise or pay such action or claim; provided, however, that any such settlement or compromise shall be permitted only with the written consent of the Indemnifying Entity, which consent shall not be unreasonably withheld, conditioned or delayed.  Unless and until the Indemnifying Entity makes an election in accordance with this Section 9.04(b) to defend, settle or compromise such action or claim, all of the Indemnified Entity's reasonable costs and expenses arising out of the defense, settlement or compromise of any such action or claim shall be Indemnifiable Losses subject to indemnification under this ARTICLE 9 and, if applicable, to the extent such expenses exceed the Deductible or in the event the Deductible has been satisfied, shall be borne by the Indemnifying Entity and payable monthly or as legal bills are received by the Indemnified Entity and tendered to the Indemnifying Entity.  Each Indemnified Entity shall make available to the Indemnifying Entity all information reasonably available to such Indemnified Entity relating to such action or claim, except as may be prohibited by Applicable Law.  In addition, the Parties shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such action or claim.  The Party in charge of the defense shall keep the other Parties fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  In the event the Indemnifying Entity assumes the defense of (or otherwise elects to negotiate or settle or compromise) any action or claim as described above, the Indemnified Entity shall reimburse the Indemnifying Entity for all costs and expenses incurred by the Indemnifying Entity in connection with such defense (or negotiation, settlement or compromise) to the extent, if applicable, that such costs and expenses do not exceed the amount of the remaining Deductible; provided, however, that such costs and expenses shall be included in the calculation of the Deductible.

Section 9.05      Indemnification Generally.
(a)            The amount that the Indemnifying Entity is or may be required to pay to any Indemnified Entity pursuant to this ARTICLE 9 shall be reduced by any insurance proceeds actually realized by or on behalf of such Indemnified Entity or any of its Affiliates related to the applicable Indemnifiable Losses.  If an Indemnified Entity shall have received the payment required by this Agreement from the Indemnifying Entity in respect of Indemnifiable Losses and shall subsequently receive insurance proceeds in respect of such Indemnifiable Losses, then such Indemnified Entity shall promptly repay to the Indemnifying Entity a sum equal to the amount of such insurance proceeds actually received.
(b)            In addition to the requirements of Section 9.05(a), each Indemnified Entity shall be obligated in connection with any claim for indemnification under this ARTICLE 9 to use all commercially reasonable efforts to mitigate Indemnifiable Losses upon and after becoming aware of any event that could reasonably be expected to give rise to such Indemnifiable Losses.
(c)            Except in the case of fraud, ARTICLE 10 or Section 13.13, the indemnification provided in this ARTICLE 9 shall be the exclusive post-Closing remedy available to any Party hereto with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement.  In furtherance of the foregoing, each of Purchaser and its Affiliates hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have against Seller arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any Applicable Law (including any applicable Environmental Law) or otherwise other than pursuant to fraud, the indemnification provisions set forth in this ARTICLE 9 and for specific performance pursuant to ARTICLE 10 and/or Section 13.13.
(d)            Notwithstanding anything to the contrary contained in this Agreement, no Party shall be liable for special, punitive, exemplary, incidental, consequential or indirect damages, lost profits or losses calculated by reference to any multiple of earnings or earnings before interest, tax, depreciation or amortization (or any other valuation methodology), whether based on contract, tort, strict liability, other Law or otherwise and whether or not arising from the other Party's sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated by this Agreement; provided, however, that the foregoing shall not apply to the extent that any such damages, lost profits or losses are (i) the natural, probable and reasonably foreseeable result of the relevant breach of this Agreement (which for the avoidance of doubt will not include punitive or exemplary damages) or (ii) paid or payable to third parties in respect of third-party claims for which any Party is obligated to indemnify another Party under this ARTICLE 9.

(e)            Any payments made pursuant to this ARTICLE 9 shall be deemed to be, and each of Seller and Purchaser shall treat such payments as, an adjustment to the purchase price for federal, state, local and foreign income Tax purposes, unless otherwise required by Applicable Law.
ARTICLE 10
 RESTRICTIVE COVENANTS
Section 10.01      Non-Solicitation of Employees.  Subject to the provisions of this Section 10.01, for a period of three (3) years after the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly hire or solicit any Continuing Employee to leave his or her employment in order to accept employment with Seller Guarantor, Seller or any of their respective Affiliates, or to engage as an independent contractor or consultant thereto; provided, however, that, soliciting any Person through a general solicitation (through advertising, electronic means or similar methods) that is not targeted at any such Continuing Employee (and any subsequent hiring of such employee who responds to any such solicitation) shall not, in and of itself, constitute a breach of the provisions of this Section 10.01; provided, further, that the foregoing shall not preclude or otherwise restrict Seller or any of its Affiliates from hiring or employing, or having employment or hiring discussions with, any such Person (i) who is not then employed by the Company or its subsidiaries and whose employment terminated prior to any direct or indirect solicitation by the Seller Guarantor, Seller or any of their respective Affiliates, or (ii) who contacts Seller Guarantor, Seller or any of their respective Affiliates for employment without any direct or indirect solicitation by Seller Guarantor, Seller or any of their respective Affiliates.
Section 10.02    Agreement Not to Compete.  Subject to the provisions of this Section 10.02, for a period of three (3) years after the Closing, Seller shall not, and shall cause its Affiliates not to, directly or indirectly invest in, finance control, operate or engage in the business of treatment, storage or disposal of radioactive waste, (the "Restricted Business") in the State of Texas, which, for the avoidance of doubt, includes, but is not limited to, disposal and/or storage of Class A, Class B, Class C or greater than Class C waste, depleted uranium, waste for which a disposal exemption has been granted under 10 CFR 20.2002 (or a state law equivalent) and Spent Nuclear Fuel.  Notwithstanding anything to the contrary herein, this Section 10.02 shall not prohibit Seller or any of its Affiliates from (i) acquiring, holding and disposing of not more than 5% of any Person who conducts any business that constitutes Restricted Business and whose capital stock is publicly traded at the time it is acquired by Seller or any of its Affiliates or (ii) holding and disposing of the Series A Shares.
Section 10.03      Non-Disparagement.  From and after the Closing, Seller and Purchaser shall not, and shall cause their respective Affiliates not to, directly or indirectly, alone or in connection with any Person, engage in any conduct or make any statement, whether in commercial or non-commercial speech, that disparages, criticizes or is injurious to the reputation of the other Party, its Affiliates (including, with respect to Purchaser after the Closing, the Company) or its Representatives, including (a) inducing or encouraging others to disparage any other party hereto, its Affiliates (including, with respect to Purchaser after the Closing, the Company) or its Representatives or (b) making or causing to be made any statement that maligns the business, goodwill, personal or professional reputation of any other party hereto, its Affiliates (including, with respect to Purchaser after the Closing, the Company) or its Representatives.  This Section 10.03 shall not limit (i) any of the Parties' ability to respond to subpoenas or Actions pursuant to ARTICLE 9, (ii) any enforcement of this Agreement, the Purchaser Guarantee, the Equity Commitment Letter or the Seller Guarantee or (iii) any required disclosure under Applicable Law.

Section 10.04     Acknowledgment.  Each of the Parties acknowledges that the periods of restriction and the restraints imposed by the provisions of this ARTICLE 10 are fair and reasonably required for the protection of the Parties.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this ARTICLE 10 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope or duration of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision and this Agreement shall be enforceable against the Parties as so modified.  The Parties agree that any violation of the covenants contained in ARTICLE 10 is likely to cause irreparable damage to the non-breaching Party and consequently, in addition to any other remedies the non-breaching Party may have under this Agreement or otherwise, the non-breaching Party shall be entitled to apply to any court of competent jurisdiction for an injunction restraining the breaching Party or its Affiliates from committing or continuing any violation of ARTICLE 10 without the requirement of posting any bond or other indemnity.
ARTICLE 11
 TAX MATTERS
Section 11.01     Tax Returns.
(a)            Tax Reporting.  Purchaser and Seller shall, for federal income Tax purposes (and, to the extent permissible, for state and local income Tax purposes), treat the purchase and sale of the Subject Securities pursuant to this Agreement as the purchase and sale of the assets of the Company, and shall report the purchase and sale on all income Tax Returns consistently with such treatment.
(b)            Seller Tax Returns.  Seller shall prepare and timely file or cause to be prepared and timely filed, in a manner consistent with past practice, all (i) Tax Returns required to be filed by the Company on or prior to the Closing Date and (ii) Tax Returns required to be filed on behalf of the Company after the Closing Date that include tax items of the Company for Pre-Closing Tax Periods or Pre-Closing Straddle Periods which are required to be reflected on state unitary or combined Tax Returns of Seller Guarantor or its Affiliates (other than the Company). Seller shall deliver any such Tax Return described in clause (i), or a pro forma reflecting tax items of the Company in the case of Tax Returns described in clause (ii), to Purchaser in the form proposed for filing at least five (5) Business Days prior to filing and shall consider in good faith all reasonable comments provided by Purchaser with respect thereto; provided, further, that Seller shall not file or cause to be filed any such Tax Return relating to any period (or portion thereof) beginning on or after the Closing Date without Purchaser's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(c)            Purchaser Tax Returns.  Following the Closing, Purchaser shall cause to be timely filed all Tax Returns (other than those specified in Section 11.01(b)) required to be filed by the Company after the Closing Date with respect to Pre-Closing Tax Periods and Pre-Closing Straddle Periods, and shall be responsible for the timely payment of all Taxes shown due thereon, subject to reimbursement by Seller pursuant to Section 11.05; provided, however, that Purchaser shall deliver any such Tax Return to Seller in the form proposed for filing at least five (5) Business Days prior to filing and shall consider in good faith all reasonable comments provided by Seller with respect thereto; provided, further, that Purchaser shall not file or cause to be filed any such Tax Return relating to any period (or portion thereof) ending on or before the Closing Date without Seller's prior written consent (such consent not to be unreasonably withheld, conditioned of delayed).
Section 11.02         Cooperation.
(a)            Purchaser and Seller shall cooperate fully, and shall cause their respective Affiliates to cooperate fully, as and to the extent reasonably requested by either Party, in connection with the filing of Tax Returns pursuant to this Section 11.02 and any audit, litigation or administrative proceeding (each a "Tax Proceeding") with respect to such Tax Returns.  Such cooperation shall include (upon a Party's request) the provision of records and information which are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(b)            Purchaser and Seller shall within fifteen (15) days of receipt notify the other in writing of the receipt by them or any of their Affiliates of written notice of any inquires, claims, assessments, audits or similar events with respect to Taxes of the Company relating to a Pre-Closing Tax Period or a Pre-Closing Straddle Period.
(c)            Seller shall have the right to control any Tax Proceeding (or portion of any Tax Proceeding) to the extent Seller would be responsible, either pursuant to Applicable Law or pursuant to ARTICLE 9, for the liabilities arising from such Tax Proceeding; provided, however, that (i) Purchaser shall be entitled to participate in such Tax Proceeding to the extent that the outcome of such Tax Proceeding could adversely impact Purchaser or the Company for taxable periods beginning on or after the Closing Date, (ii) Seller shall keep Purchaser informed of the progress of such Tax Proceeding (including by providing copies of any material written correspondence in connection therewith) and (iii) Seller shall not settle or compromise such Tax Proceeding without Purchaser's prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Seller shall be entitled to control in their sole discretion (and Purchaser shall not be entitled to participate in, be informed of or consent to) any Tax Proceeding with respect to any consolidated federal Tax Returns in which Seller is included.

(d)            Purchaser shall have the right to control any Tax Proceeding (or portion of a Tax Proceeding) that is not controlled by Seller pursuant to Section 11.02(c); provided, however, that to the extent any such Tax Proceeding relates to Straddle Period Taxes or to any other Taxes for which Seller would be responsible, either pursuant to Applicable Law or pursuant to ARTICLE 9, then (i) Seller shall be entitled to participate in such Tax Proceeding, (ii) Purchaser shall keep Seller informed of the progress of such Tax Proceeding (including by providing copies of any material written correspondence in connection therewith) and (iii) Purchaser shall not settle or compromise such Tax Proceeding without Seller's prior written consent (not to be unreasonably withheld, conditioned or delayed).

(e)            In the event of any inconsistency between this Section 11.02 and Section 9.04, this Section 11.02 shall govern.

Section 11.03     Transfer Taxes.  In the event that any Transfer Taxes (but, for the avoidance of doubt, not any Taxes based on or measured by income or gains) are payable in connection with the sale of the Subject Securities, all such Transfer Taxes shall be borne by Seller.  If Purchaser is required by Applicable Law to pay any such Transfer Taxes, Seller shall promptly reimburse Purchaser within ten (10) Business Days of receipt of written request from Purchaser for the full amount of such Transfer Taxes.  Purchaser and Seller shall cooperate and consult with each other prior to filing any Tax Returns for Transfer Taxes in order to minimize any such Transfer Taxes and to ensure that all such Tax Returns are filed in a consistent manner.

Section 11.04         Tax Sharing or Similar Agreement.  Any Tax sharing or similar agreement between the Company on the one hand and Seller or any of Seller's Affiliates (other than the Company) on the other hand shall terminate as of the Closing Date, and no party thereto shall have any rights or obligations thereunder with respect to any past, current or future Tax period.
Section 11.05        Reimbursement of Certain Taxes.  Any Taxes (other than Transfer Taxes that are the subject of Section 11.03) of the Company that are due and payable with respect to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a "Straddle Period") will be apportioned between the portion of the Straddle Period that ends at the end of the day on the Closing Date (the "Pre-Closing Straddle Period") and the portion of the Straddle Period that begins on the day after the Closing Date as follows: (i) in the case of any ad valorem real estate and personal property Taxes, on a per diem basis and (ii) in the case of any other Taxes, as determined from the books and records of the Company as though the taxable period of the Company terminated on the Closing Date.  Seller shall reimburse and pay over to Purchaser the amount of any Taxes actually due and payable with respect to a Pre-Closing Straddle Period within ten (10) days of receipt of written request from Purchaser therefore (but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes are required to be paid to the relevant Tax authority).
Section 11.06        Refunds.  Any Tax refund (including any credit in lieu thereof and any interest received in respect thereof) received by Purchaser or the Company, in each case that relate to Taxes of the Company attributable to any Pre-Closing Tax Period or Pre-Closing Straddle Period, shall be for the account of Seller (but only to the extent the relevant Taxes were paid by Seller or were paid by the Company prior to the Closing), and Purchaser shall pay over to Seller any such refund or the amount of any such credit within thirty (30) days after receipt or the application of any such refund or credit to reduce a Tax Liability of Purchaser, the Company or any Affiliate thereof, and net of any Taxes or other out-of-pocket costs and expenses attributable to the obtaining and receipt of such refund or credit.  Notwithstanding anything in this Section 11.06 to the contrary, no such refund or credit shall be for the account of Seller to the extent such amount arises as the result of a carryback of a loss, credit or other Tax benefit or attributable from a taxable period (or portion thereof) beginning after the Closing Date.  To the extent such refund or credit is subsequently disallowed or required to be returned to the applicable Taxing Authority, Seller agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Taxing Authority, to Purchaser.
Section 11.07      Post-Closing Actions.  Neither Purchaser nor the Company (or any Affiliate thereof) shall (i) amend any Tax Return or settle any Tax Proceeding with respect to the Company that relates to a Pre-Closing Tax Period or a Pre-Closing Straddle Period, or (ii) make any Tax election with respect to the Company that is retroactive to a Pre-Closing Tax Period or a Pre-Closing Straddle Period, in each case of (i) and (ii) above, that would reasonably be expected to increase Seller's indemnification obligation under Section 9.02(a), without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 11.08       FIRPTA Certificate.  At or prior to Closing, Seller will deliver to Purchaser an affidavit dated as of the Closing Date, in the form required by Treasury Regulations Section 1.1445-2(b)(2) and signed under penalties of perjury, stating that Seller is not a foreign person (within the meaning of Section 1445 of the Code).
ARTICLE 12
 TERMINATION
Section 12.01        Termination.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time, by notice pursuant to Section 13.07 (except that no notice need be given if termination is pursuant to Section 12.01(a)):
(a)            by mutual written consent of Seller and Purchaser;
(b)            by either Seller or Purchaser:
(i)
if the Closing has not occurred on or before June 30, 2016 (the "Termination Date") and the failure of the Closing to occur is not caused by a breach of this Agreement by the Party seeking to terminate this Agreement pursuant to this Section 12.01(b)(i); provided, however, that, if all of the conditions to Closing have been satisfied (or shall be then capable of being satisfied) other than the conditions set forth in (x) Section 7.06 and Section 8.05 or (y) Section 7.05 or Section 8.08, then, for so long as such conditions to Closing remain satisfied, the Termination Date shall automatically be extended for no more than three (3) successive thirty (30) day periods;

(ii)
if any court of competent jurisdiction in the United States or other Governmental Authority shall have issued a final Order or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order or other action is or shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 12.01(b)(ii) shall have used commercially reasonable efforts to prevent the entry of and to remove such Order or final action; or

(iii)
if after the date of this Agreement and prior to the Closing any increases to the Support Obligations are required pursuant to any Contract, Permit or obligation to which any of the Continuing Support Obligations relate that exceed 10% in the aggregate;

(c)            by Purchaser if there has been a material breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement that (i) (x) remains uncured for a period of thirty (30) days following written notice by Purchaser thereof or (y) cannot be cured prior to the Termination Date and (ii) would result in a failure of a condition set forth in Section 7.01 or Section 7.02; or
(d)            by Seller if there has been a material breach by Purchaser of any other representation, warranty, covenant or agreement contained in this Agreement that (i) (x) remains uncured for a period of thirty (30) days following written notice by Seller thereof or (y) cannot be cured prior to the Termination Date and (ii) would result in a failure of a condition set forth in Section 8.01 or Section 8.02.
(a)            Effect of Termination.  If this Agreement is validly terminated pursuant to Section 12.01, (a) this Agreement shall become null and void, except that this ARTICLE 12, and ARTICLE 13 shall continue to apply following any such termination, and (b) there shall be no Liability on the part of either Seller or Purchaser (or any of their respective Representatives or Affiliates) in respect of this Agreement, except as provided in this ARTICLE 12; provided, however, that, except in connection with the payment of the Termination Fee in the circumstances described below in Section 12.03, nothing in this Section 12.02 shall release any Party from Liability for any willful and material breach of this Agreement by such Party prior to the termination of this Agreement or fraud.
Section 12.03    Termination Fee.
(a)            In the event that (i)(A) the Closing fails to occur due to a breach by Purchaser hereunder that gives rise to a right to terminate the Agreement pursuant to Section 12.01(d) (regardless of whether the Agreement is terminated by Purchaser pursuant to Section 12.01(b)(i)) or (B) the Purchaser fails to deliver all or any portion of the Aggregate Consideration at the Closing or the Reconveyance Amount to the Title Company (each as defined in the Andrews County Lease) at or before the Closing and (ii) all of the conditions to Purchaser's obligations to proceed with the Closing under ARTICLE 7 have been satisfied or waived (other than (x) such conditions which by their nature are to be satisfied on the Closing Date, but assuming such condition were capable of being satisfied as of the date of termination, and (y) such conditions that Purchaser's breach have caused not to be satisfied) and Purchaser has failed to consummate the Closing within two (2) days after the Closing should have occurred pursuant to Section 2.03 (but failed to occur due to such breach by Purchaser) (collectively, a "Purchaser Failure to Close"), then Purchaser (or the Purchaser Guarantor pursuant to the Purchaser Guarantee) shall, upon termination of this Agreement by the Seller pursuant to Section 12.01(d), pay to Seller in immediately available funds by wire transfer no later than two (2) Business Days after a written demand by Seller therefor, a fee of thirty-five million dollars ($35,000,000.00) (the "Termination Fee"), as liquidated damages and not as a penalty, it being understood that in no event shall Purchaser be required to pay the Termination Fee on more than one occasion. Notwithstanding anything contained herein to the contrary, subject to the terms set forth herein and in the Purchaser Guaranty and the Equity Commitment Letter, (i) Seller shall have all rights and remedies existing at law or in equity and shall have the right to pursue all legal and equitable remedies that may be available to Seller against Purchaser to receive specific performance of the terms of this Agreement, including upon a Purchaser Failure to Close and (ii) in the event there is a Purchaser Failure to Close and Seller demands and receives the Termination Fee from Purchaser (or the Purchaser Guarantor pursuant to the Purchaser Guarantee), the payment of the Termination Fee shall be the sole remedy of Seller and its Affiliates against any member of the Purchaser Group for, and no member of the Purchaser Group shall have, any liability or obligation for, and Seller and its Affiliates shall not otherwise make any Claim for, any matter under, relating to or arising out of, the transactions contemplated pursuant to this Agreement, the Purchaser Guarantee, the Equity Commitment Letter or any other Contract, document or agreement delivered pursuant to this Agreement, whether based on contract, tort, strict liability, other Applicable Laws or otherwise, or any Claim, based on, in respect of, or by reason of any of the foregoing.  For the avoidance of doubt, if Seller pursues specific performance of the terms of this Agreement, it shall not be deemed to waive its right to demand payment of the Termination Fee at any time thereafter; provided, that Seller shall not demand payment of the Termination Fee if an order of specific performance to consummate the Closing pursuant to the terms of this Agreement has been granted, and Seller shall not pursue specific performance of the terms of this Agreement after it has demanded and received the Termination Fee.
(b)            The Parties acknowledge that the agreements contained in this Section 12.03 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that the Parties would not have entered into this Agreement without the agreements in this Section 12.03.
ARTICLE 13
 MISCELLANEOUS
Section 13.01      Entire Agreement.  This Agreement, the Ancillary Agreements, the Clean Team Agreements and the Confidentiality Agreement supersede all prior discussions and agreements between the Parties with respect to the subject matter of hereof and thereof and contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and thereof.
Section 13.02         Expenses.  Except as otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its own costs and expenses incurred in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement.  Seller shall be responsible for and pay all Transaction Expenses incurred by it of any of its Affiliates (including the Company).

Section 13.03        Confidentiality.  Unless and until the Closing occurs, the Parties shall abide by the provisions of the Confidentiality Agreement.  From and after the Closing, Seller shall hold, and shall use their commercially reasonable efforts to cause their Affiliates and Representatives to hold, in strict confidence from any other Person all information and documents relating to the Company; provided, however, that nothing in this sentence shall limit the disclosure by any Party of any information (a) to the extent required by Applicable Law or judicial process (provided that if permitted by Applicable Law, each Party agrees to give the other Parties prompt prior written notice of such disclosure in sufficient time to permit such other Parties to obtain a protective order or seek another appropriate remedy and such written notice must include, without limitation, identification of the information to be disclosed), (b) in connection with any litigation to which such Party is a party (provided that such Party has taken all reasonable actions to limit the scope and degree of disclosure in any such litigation), (c) in an Action brought by such Party in pursuit of its rights or in the exercise of its remedies under this Agreement, (d) to the extent that such documents or information can be shown to have come within the public domain through no action or omission of such Party or its Affiliates, and (e) to such Party's Affiliates; provided, however, that such Party shall be liable for any breach of this Section 13.03 by its Affiliates to whom such information is disclosed.  In the event this Agreement is terminated under Section 12.01, upon the request of any Party, each Party shall, and shall cause their Affiliates and their respective Representatives to, promptly (and in no event later than five (5) Business Days after such request) redeliver or destroy, or cause to be redelivered or destroyed, all copies of confidential documents and information furnished by any other Parties in connection with the transactions contemplated by this Agreement and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related to or based on such information or documents prepared by such Party.
Section 13.04       Announcements.  No press release or other public announcement, regulatory filing, statement or comment relating to the transactions contemplated by this Agreement or the terms of this Agreement shall be issued or made by any Party without the consent of the other Parties; provided, however, that any such press release or other public announcement, regulatory filing, statement or comment made without such consent shall not be in violation of this Section 13.04 if it is issued or made to ensure that the disclosing Party or any of its Affiliates is in compliance with Applicable Laws or stock exchange rules and, in the reasonable judgment of the Party making such release or announcement, based upon advice of counsel, such consent would prevent dissemination of such public announcement, regulatory filing, statement or comment in a sufficiently timely fashion to comply with such Applicable Laws or rules; provided, further that in all instances, prompt notice of any such public announcement, regulatory filing, statement or comment shall be given to all other Parties by the disclosing Party.  Seller and Purchaser shall inform their Affiliates that may be involved in the transactions contemplated by this Agreement of the requirements set forth in this Section 13.04 and shall make commercially reasonable efforts to obtain compliance with the provisions of this Section 13.04 from such Affiliates.  Notwithstanding anything to the contrary herein, subject to the Confidentiality Agreement, each Party, its Affiliates and its Representatives may make internal announcements regarding this Agreement and the transactions contemplated hereby to its respective directors, officers, employees, financial and legal advisors, independent auditors, and current and potential investors and limited partners without the consent of the other Parties.

Section 13.05       No Waiver.  No failure or delay on the part of any Party to exercise, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Applicable Law.
Section 13.06     Amendments.  Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by Seller and Purchaser.  Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon Seller and Purchaser.
Section 13.07    Addresses for Notices.  All notices and other communications required to be given or made in writing pursuant to this Agreement shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or by facsimile with receipt confirmed, on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):
if to Seller:

Andrews County Holdings, Inc.
5430 LBJ Freeway
Suite 1700
Dallas, Texas 75240
Attn: President
Fax: (972) 448-1445

with a copy to (which shall not constitute notice):

Baker Botts LLP
2001 Ross Avenue
Suite 1100
Dallas, Texas 75201
 Attn: Neel Lemon and Samantha Crispin
Fax: (214) 953-6503

if to Purchaser:

Rockwell Holdco, Inc.
299 South Main Street, Suite 1700
Salt Lake City, UT 84111
Attn: Ken Robuck; Russ Workman
Fax: (801) 880-3479

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
 Attn: David Kurzweil
Fax: (212) 751-4864

and

EnergySolutions, Inc.
299 South Main Street, Suite 1700
Salt Lake City, UT 84111
Attn: Ken Robuck; Russ Workman
Fax: (801) 880-3479

Section 13.08   Captions.  The captions and section headings appearing in this Agreement are included solely for convenience of reference and shall not affect the interpretation of any provision of this Agreement.
Section 13.09     Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and in lieu of such prohibited or unenforceable provision, a legal, valid and enforceable provision as similar in terms to such prohibited or unenforceable provision as may be permitted and enforceable in the applicable jurisdiction(s) shall be deemed added as a part of this Agreement.
Section 13.10     Assignment.  The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Parties, which such Parties may withhold such consent in their absolute discretion; provided, however, that prior to the Closing Date, Purchaser may, without the prior written consent of Seller, assign all or any portion of its rights under this Agreement to one or more of its subsidiaries; provided, however, that no such assignment will relieve the Purchaser of any of its obligations hereunder.
Section 13.11      Counterparts.  This Agreement may be executed in any number of counterparts (including by telecopy), all of which taken together shall constitute one and the same instrument and any of the Parties may execute this Agreement by signing any such counterpart.  If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

Section 13.12       Disclosure.  Seller may, at its option, include items in Seller Disclosure Schedules that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to further define the meaning of such terms for purposes of this Agreement.  Information disclosed in any Schedule shall constitute a disclosure for purposes of all other Schedules and representations and warranties made by Seller hereunder notwithstanding the lack of specific cross-reference thereto, but only to the extent the applicability of such disclosure to such other Schedule or representation and warranty is readily or reasonably apparent.  In no event shall the inclusion of any matter in the Schedules be deemed or interpreted to broaden Seller's representations, warranties, covenants or agreements contained in this Agreement.  The mere inclusion of an item in Seller Disclosure Schedules shall not be deemed an admission by Seller that such item represents a material exception or fact, event, or circumstance or that such item would be reasonably likely to result in a Company Material Adverse Effect.
Section 13.13    Specific Performance.  The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, money damages may not be a sufficient remedy and that the Parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.
Section 13.14      Governing Law.  EXCEPT FOR THE MATTERS COVERED BY THE VENUE AGREEMENT, THIS AGREEMENT AND ANY CLAIM, ACTION, DISPUTE OR REMEDY ARISING FROM OR RELATING TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE APPLICABLE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THAT STATE WITHOUT GIVING EFFECT TO CHOICE OF LAW RULES THAT WOULD REQUIRE THE APPLICATION OF ANOTHER JURISDICTION.
Section 13.15      Consent to Jurisdiction.
(a)            For all purposes of this Agreement, and for all purposes of any Action arising out of or relating to the transactions contemplated by this Agreement or for recognition or enforcement of any judgment, each Party submits to the personal jurisdiction of the state or federal courts of the State of Delaware, and hereby irrevocably and unconditionally agrees that any such Action, Claim, dispute or remedy may be heard and determined in such Delaware court or, to the extent permitted by Applicable Law, in such federal court.  Each Party agrees that a final judgment in any such Action may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Applicable Law.  Nothing in this Agreement shall affect any right that any Party may otherwise have to bring any Action relating to this Agreement against the other Parties or their Properties in the courts of any jurisdiction.
(b)            Each Party irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so:

(i)	any objection that it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or any related matter in any Delaware state or federal court; and
(ii)	the defense of an inconvenient forum to the maintenance of such Action in any such court.
(c)            Each Party irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 13.07.  Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Applicable Law.
(d)            Notwithstanding anything contained in this Section 13.15 to the contrary, for all purposes of the Venue Agreement, each party thereto submits to the personal jurisdiction of federal courts of the Western District of Texas or state courts of Andrews County, Texas, and hereby irrevocably and unconditionally agrees that any Action, Claim, dispute or remedy relating to the Venue Agreement may be heard and determined in such Texas court or, to the extent permitted by Applicable Law, in such federal court.
Section 13.16     Waiver of Jury Trial.  TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT.
Section 13.17    Binding Effect; Persons Benefitting.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns.  Except as provided in ARTICLE 9 with respect to Indemnified Entities, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 13.18     Waiver of Conflicts.  The Parties agree that, from and after the Closing, notwithstanding any current or prior representation of the Company by Baker Botts L.L.P. ("Baker Botts"), Baker Botts shall be permitted to represent Seller or any of its respective Affiliates in any matters and disputes, including in any matter or dispute adverse to Purchaser or the Company that either is existing on the date of this Agreement or that arises in the future and relates to this Agreement or the transactions contemplated hereby.  Purchaser hereby (i) waives any claim that it has or may have that Baker Botts has a conflict of interest or is otherwise prohibited from accepting or carrying out any such representation and (ii) agrees that, in the event that a dispute arises after the Closing between Purchaser or the Company on the one hand, and Seller or any of its Affiliates, on the other hand, Baker Botts may represent (and none of Purchaser, the Company or their respective Representatives or Affiliates will seek to disqualify or otherwise prevent Baker Botts from representing) Seller or any such Affiliate in such dispute  even though the interests of Seller or Affiliate may be directly adverse to Purchaser or the Company or their respective subsidiaries and even though Baker Botts may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company.  Purchaser and the Company each further agree that any and all documents in Baker Botts' files relating to this Agreement, the transactions contemplated hereby, any offers or indications of interest relating to the Company or its assets or otherwise relating legal services provided in connection with such matters for periods prior to the Closing shall be the property of and shall be retained by Baker Botts and shall not be delivered or required to be delivered to Purchaser or the Company.
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

ROCKWELL HOLDCO, INC.

By:                /s/ Greg Wood
Name:  Greg Wood
Title:    Chief Financial Officer

ANDREW COUNTY HOLDINGS, INC.

By:             /s/ Bobby D. O'Brien
Name:  Bobby D. O'Brien
Title:    Executive Vice President and
              Chief Financial Officer